FIVE-YEAR FINANCIAL HIGHLIGHTS

For the years ended December 31	2004	2003	2002	2001	2000

Operating results ($000)
Revenues	$2,418,624	$1,506,983	$1,403,275	$1,402,509	$1,530,978
Net income	177,846	18,499	29,236	8,608	23,900
EBIT	306,198	55,315	67,923	38,759	66,142
Adjusted EBIT (Notes)	323,548	60,960	70,411	50,621	66,142
Adjusted EBITDA (Notes)	342,156	77,295	85,603	65,248	80,387
Adjusted EBITDA to sales %	14.1%	5.1%	6.1%	4.7%	5.3%
Basic earnings per common share ($)	$3.64	$0.41	$0.71	$0.17	$0.53

Balance sheet information ($000)
Metals
Accounts receivable	$356,755	$247,513	$197,653	$192,244	$246,093
Inventories	553,915	303,048	329,415	265,417	290,991
Prepaid expenses and other assets	1,658	2,005	2,770	2,053	1,587
Accounts payable and accrued liabilities	(318,450)	(207,886)	(178,623)	(157,300)	(183,659)

Net working capital – Metals	593,878	344,680	351,215	302,414	355,012
Fixed assets	161,597	165,112	88,898	85,825	75,297
Goodwill	9,205	4,216	2,709	15,123	7,843

Net assets employed in metals operations	764,680	514,008	442,822	403,362	438,152
Other operating assets	22,387	23,257	24,750	26,434	25,230
Net income tax assets and liabilities	(59,270)	(1,468)	768	13,326	16,013
Deferred financing charges	8,357	3,547	4,962	6,177	7,613
Pension and benefit liabilities	(10,146)	(11,542)	(9,590)	(9,242)	(9,143)
Other corporate assets and liabilities	(26,196)	(5,473)	(2,597)	3,615	26

Total net assets employed	$699,812	$522,329	$461,115	$443,672	$477,891

Capitalization ($000)
Bank indebtedness, net of cash	$32,608	$59,085	$(3,927)	$(17,151)	$12,311
Long-term debt	210,630	179,402	212,602	214,105	217,525
Preferred shares	—	30,000	30,000	30,000	30,000

Total interest bearing debt	243,238	268,487	238,675	226,954	259,836
Market capitalization (Notes)	773,259	378,175	194,091	136,733	110,146

Total firm value	$1,016,497	$646,662	$432,766	$363,687	$369,982

Other information (Note)
Common shareholders’ equity ($000)	$456,574	$253,842	$222,440	$216,718	$218,055
Book value per share ($)	$9.15	$5.90	$5.84	$5.71	$5.74
Free cash flow ($000) (Notes)	$(17,409)	$117,399	$13,753	$84,977	$(18,253)
Capital expenditures ($000)	$25,394	$34,879	$12,768	$8,152	$13,020
Depreciation and amortization ($000)	$18,608	$16,335	$15,192	$14,663	$14,245
Earnings multiple	4.3	17.2	6.8	10.40	5.5
Firm value as a multiple of EBIT	3.3	10.6	6.2	7.2	5.6
Firm value as a multiple of Adjusted EBITDA	3.0	8.3	5.1	5.6	4.6
Interest bearing debt/Adjusted EBITDA	0.7	3.5	2.8	3.5	3.2
Adjusted EBITDA/Interest	17.1	3.4	4.2	2.8	3.4
Market capitalization as a % of book value	169%	149%	87%	63%	51%
Debt as percentage of capitalization	35%	51%	52%	48%	54%
Return on capital employed (Note)	46.2%	11.7%	15.3%	11.4%	13.8%

Common share information
Ending outstanding common shares	49,887,659	43,023,342	38,057,001	37,981,501	37,981,501
Average outstanding common shares	48,671,915	40,021,479	38,024,034	37,981,501	41,068,870
Dividend per share (Notes)	$0.70	$0.32	$0.24	$0.20	$0.20
Dividend yield (Notes)	4.5%	3.6%	4.7%	5.6%	6.9%
Share price – High	$15.75	$8.90	$5.49	$3.90	$4.65
Share price – Low	$8.01	$4.65	$3.46	$2.70	$2.75
Share price – Ending	$15.50	$8.79	$5.10	$3.60	$2.90

NOTES:

(1)	In this Annual Report the Company uses certain financial measures that do not comply with Canadian generally accepted accounting principles (GAAP) or have standardized meanings and thus may not be comparable to similar measures presented by other issuers, for example, EBITDA and Other Information in the above table. Management believes that Adjusted EBITDA may be useful in assessing our operating performance, and as an indicator of our ability to service or incur indebtedness, make capital expenditures and finance working capital requirements. The items excluded in determining Adjusted EBITDA are significant in assessing our operating results and liquidity. Therefore, Adjusted EBITDA should not be considered in isolation or as an alternative to cash from operating activities or other combined income or cash flow data prepared in accordance with Canadian GAAP. Adjusted EBITDA and a number of the ratios provided under Other Information are used by debt and equity analysts to compare our performance against other public companies.

This terminology is defined on page 50; under Definitions. See financial statements for GAAP earnings.

(2)	Statements contained in this document that relate to Russel Metals’ beliefs or expectations as to certain future events are not statements of historical fact and are forward-looking statements. Russel Metals cautions readers that there are important factors, risks and uncertainties, including but not limited to economic, competitive and governmental factors affecting Russel Metals’ operations, markets, products, services and prices that could cause the Company’s actual results, performance or achievements to be materially different from those forecasted or anticipated by Russel Metals in such forward-looking statements. All dollar references in this report are in Canadian dollars unless otherwise stated.

2 Report to Shareholders
8 A Year of Accomplishments
10 A Year of Optimizing Opportunities
13 Management's Discussion and Analysis
27 Management's Report to the Shareholders
28 Auditors' Report
29 Consolidated Financial Statements
32 Notes to the Consolidated Financial Statements
48 Corporate Governance
50 Summarized Quarterly Financial Information

2004 THE YEAR

2 Report to Shareholders 28 Auditors’ Report
8 A Year of Accomplishments 29 Consolidated Financial Statements
10 A Year of Optimizing Opportunities 32 Notes to the Consolidated Financial Statements
13 Management’s Discussion and Analysis 48 Corporate Governance
27 Management’s Report to the Shareholders 50 Summarized Quarterly Financial Information
2004
THE YEAR

REPORT TO SHAREHOLDERS

2004 will be talked about throughout the steel industry for years to come as “The Year”.

What actually transpired in 2004? Was this the year that the industry realized it had to generate an acceptable return on capital in order to survive, which would require a financially disciplined and sustainable approach to steel pricing? Or was this a year where the industry merely reacted to the numerous factors discussed below?

As we exited 2003, the markets were relatively quiet and demand in Canada was flat. Nobody forecasted that 2004 would turn out to be quite possibly the best year in the history of the North American steel Industry, and certainly the best year in the history of Russel Metals. What occurred was a convergence of many things, which separately, may or may not have had an impact on the market, but taken as a whole, they created a scenario where the price of steel exploded.

The China Phenomenon

The major catalyst for the increase in steel pricing was the dramatic increase in the consumption of steel in China, causing that country to become, almost overnight, a huge importer of steel and the raw material inputs that go into the manufacture of steel in China. This caused a two-pronged, worldwide escalation in the price of steel; an increase in the base price of steel and the implementation of surcharges by the steel manufacturers in an attempt to recover their increased input costs. These surcharges were ostensibly short-term in nature and were to be decreased as the price of inputs weakened. In fact, when the surcharges did decline, the steel mills rolled the difference into increased base prices whenever possible. The result increased our costs in some products on a year over year basis by more than 50%.

Edward M. Siegel, Jr. President and Chief Executive Officer

2 RUSSEL METALS 2004 ANNUAL REPORT

In order to maintain our position as one of North America’s leading distributors of metal products, we continue to position ourselves to take advantage of any change in the supply side of the market. There is concern that China will go from being a major steel importer to a major steel exporter within the next few years. Russel Metals’ steel distributors segment has been a long-time customer of the Chinese steel industry, and we are well positioned to take advantage of steel offerings for certain products from China.

Industry Consolidation

2004 will also be remembered as the year a consolidation of steel producers started to take place in the United States, with three major producers now controlling a sizeable share of the market. This consolidation, plus the weakening of the U.S. dollar against all other major currencies, helped to curtail imports of less expensive product and created the perception of a shortage of material even in a less than robust market. This enabled the North American mills to capitalize on what potentially could have been a disastrous situation for them, that being the huge increase in input costs. What is most interesting is that all this activity took place in an environment where, according to the Metals Service Center Institute, year-over-year service center shipments were flat in Canada and increased 12% in the United States.

In 2004, the supply issue was not only one of price but one of actually obtaining material. Our relationships with our major North American suppliers ensured that Russel Metals was successful in getting material when needed. Our long-term inventory management philosophy coupled with our practice of paying “fair market value” for our material has enabled us to become a preferred customer for most North American producers.

Rising Prices and Russel Metals

In 2004, we went from a business cycle that in the previous years saw relatively flat demand accompanied by extraordinary price volatility, both upwards and downwards, to a market with continued flat Canadian demand but extraordinary upward price volatility.

Over the years, I have consistently said that Russel Metals is strategically the best positioned company in the industry to take advantage of changes in the marketplace, and in 2004 our results surpassed our wildest expectations.

RUSSEL METALS 2004 ANNUAL REPORT 3

NOBODY FORECASTED THAT 2004 WOULD TURN OUT TO BE QUITE POSSIBLY THE BEST YEAR IN THE HISTORY OF THE NORTH AMERICAN STEEL INDUSTRY, AND CERTAINLY THE BEST YEAR IN THE HISTORY OF RUSSEL METALS.

The key to success in a fast changing environment, such as the one experienced in 2004, is the ability to be able to react quickly. At Russel Metals we have a very flat organizational structure. There are clearly defined operational goals for our business units, and we have provided our managers with the flexibility to react in the fastest manner possible. This structure has been in place for years, and we were able to instantly communicate to our employees the necessity to ensure that our escalating costs were properly covered to ensure profitability. Normally, it is very difficult for a company with the size, diversity and geographical reach of Russel Metals to get everybody on the same page, at the same time. I am especially proud of how my colleagues reacted to 2004’s challenges. Our success proves what I have been saying for years, “The capabilities of the Russel Metals team surpass any other team in the North American steel distribution business.”

Each of our three business segments – metals service centers, steel distributors, and energy tubular products – has historically experienced cyclically strong earnings, although in different years. This has provided Russel Metals with relatively stable income from operations in a highly cyclical business. In 2004, all three business segments simultaneously experienced peak earnings from operations and generated record returns on net assets even with the significant increase in working capital due to rising steel prices.

Growth Engines

In 2003 we undertook two major projects: the acquisition, consolidation and rationalization of Acier Leroux and the construction of a new flat rolled facility in Stoney Creek for our B&T Steel operations. Needless to say, the old axiom that timing is everything could not be truer, as both the Acier Leroux and the Stoney Creek facility have been tremendous investments.

One of our primary engines for growth has been selecting acquisitions, primarily targeted to strengthen our Canadian metals service center franchise. As a result of our acquisition of A.J. Forsyth and Acier Leroux, Russel Metals has a major presence in all the provinces of Canada. Management is of the opinion that maintaining and growing this strong position is a core strategic goal.

Our business model is to seek out acquisition targets that are significant participants in their regions and are profitable. Once the target has been acquired, our practice is to combine the new acquisition with Russel Metals’ existing operations, and then rationalize any geographic or product duplication that exists between the operations. In implementing this practice, we reduce the working capital and reinforce the best-of-breed operational practices, facilities, equipment, operational teams and trade names available in both the acquired company and Russel Metals. This transition was finalized for the Acier Leroux acquisition during 2004 and contributed significantly to our 2004 growth.

4 RUSSEL METALS 2004 ANNUAL REPORT

Capital Markets

Early 2004 saw the continuation of record low interest rates along with robust capital markets as investors sought yield at a reasonable risk level. Russel Metals capitalized on this opportunity with several significant capital market transactions in 2004. In February, we successfully recapitalized the balance sheet with debt and equity issues. These issues provided the financial stability required to fund the $384 million increase in inventory and accounts receivable during the year.

For you, our shareholders, I am sure you are pleased to note that our stock price closed out the year at its highest level since 1989 with an industry leading dividend yield of 4.5%. Based on the year end share price and 2004 earnings per share of $3.64, Russel Metals trades at a trailing earnings multiple of 4.3 times, which is a significant discount to the S&P/TSX index which trades at 18.6 times. During 2004, the common share dividend was increased in each quarter, and at year end it stood at $0.70 per year. In February 2005, the dividend was increased to $0.80 per year. The yield was one of the top five dividend yields in the S&P/TSX index. Our stock price has improved for the fourth year in a row. The stock price increased 76% in 2004 and increased 434% over the last four years.

Corporate Governance

These days, a report to shareholders would not be complete without a section on corporate governance. We believe that common sense, honesty and straightforward dealings with employees, customers and suppliers make managing a business easier and more successful. On the same note, common sense, honesty and straightforward communications and reporting for shareholders, bondholders and regulatory bodies are what the new corporate governance regulations are striving for. That is how this Company deals with governance matters. The Company’s corporate governance practices are aligned with the best practices in Canada and have been for years.

The Company’s Senior Notes require us to be in compliance with the Sarbanes-Oxley legislation in the United States, in addition to Canadian regulatory requirements. A year ago, the Company assembled a Sarbanes-Oxley compliance team in order to ensure that we meet the internal control attestation requirements of the legislation. This team is well into its mandate and is on schedule to ensure our compliance with both U.S. and Canadian regulatory requirements.

RUSSEL METALS 2004 ANNUAL REPORT 5

I HAVE CONSISTENTLY SAID THAT RUSSEL METALS IS STRATEGICALLY THE BEST POSITIONED COMPANY IN THE INDUSTRY TO TAKE ADVANTAGE OF CHANGES IN THE MARKETPLACE.

Also, I would like to take this opportunity to welcome Mr. Pierre Brunet to our Board of Directors. Mr. Brunet brings extensive financial expertise to our Board and is a valuable addition, especially to our Audit Committee, as he is a former chairman of the Canadian Institute of Chartered Accountants. I would also like to thank Mr. Arni Thorsteinson, who retired from the Board of Directors after 20 years, for his long-standing service to Russel Metals.

Outlook

It is extremely difficult to forecast what 2005 will look like, especially coming off the record setting 2004 year. Our results in 2005 will be influenced by whether the steel producing sector has actually turned the corner and evolved into a business, emphasizing profits, or was it merely reacting to the circumstances that created the environment that supported the results of 2004. Either way, our focus will remain true to our model. We will minimize working capital and actively manage product gross margins. We believe that our operating costs and our inventory levels were contained as prices increased during 2004, and we are well positioned to respond to the inevitable fluctuations in the market during 2005.

All three operating segments experienced record profits in 2004, which we foresee declining in 2005. To what degree is not clear; however, the estimated $63 million in inventory holding gains realized in metals services centers in 2004 will not be duplicated in 2005.

The energy tubular products segment experienced strong results in the second half of 2004 and the current indications are that this strength will continue into 2005.

We are confident this Company will continue to perform in the top decile of the industry regardless of steel pricing and demand for 2005, and if a decline occurs we will generate a positive cash flow.

In closing, I want to thank our customers and our suppliers for their support during this unique year. With concerns about availability, and the ever-increasing product prices, 2004 was a year where satisfying our customer needs was indeed a challenge.

As most units within Russel Metals had record earnings during 2004, it is unfair to single out just a few; therefore, I want to thank all of my colleagues within the organization. You are the best and 2004 proved it.

/s/ E.M. Siegel

E.M. Siegel, Jr.
President and Chief Executive Officer

6 RUSSEL METALS 2004 ANNUAL REPORT

Edward M. Siegel, Jr. Brian R. Hedges Marion E. Britton President and Executive Vice President Vice President and Chief Executive Officer and Chief Financial Chief Accounting Officer Officer
OUR VALUES
MANAGEMENT LOOKS TO MAINTAIN SUPERIOR RETURNS THROUGHOUT THE CURRENT AND FUTURE ECONOMIC CYCLES. BOTH SHORT AND LONG-TERM SUCCESS IN ANY BUSINESS DEPENDS ON THE DEVELOPMENT AND
RETENTION OF STRONG RELATIONSHIPS. AT RUSSEL METALS, THESE RELATIONSHIPS INCLUDE OUR CUSTOMERS, SUPPLIERS, EMPLOYEES, COMMUNITY, AND, OF COURSE, OUR SHAREHOLDERS.

Our Customers Critical to our relationship with our customers is providing competitively priced, quality product with on-time delivery. Our geographically diverse network of locations throughout Canada and various areas in the United States enables us to store our product close to our customer locations and respond to their needs on a timely basis. We at Russel Metals strive to meet our customers’ quality expectations by promoting high quality standards throughout the organization. The vast majority of our locations are ISO 9000 certified and our Regional Quality Leaders strive to enhance Best Practices in their region.

Our Suppliers Without the support of our suppliers, the Company would not be successful. We endeavour to pay fair market value for the goods we buy for either resale or for further processing. We look upon our suppliers as partners, and we reward those suppliers who we feel support us with the majority of our purchases.

Our Employees Russel Metals has approximately 2,500 employees with offices and operations throughout North America. The Company continues to elevate awareness of health and safety throughout the organization from the shop floor to the Board of Directors. In 2004, as a result of proactive initiatives in this area, the accident severity, as measured by the number of days lost, improved 82% over the previous year.

The Company encourages the implementation of results oriented bonus plans at all levels of the organization. This helps to ensure that the interests of the employees and the shareholders are aligned. In addition, our Value Sharing Plan provides financial incentives to every employee to participate in the ownership of our Company.

Our Community Our management does not administer social responsibility, including charitable donations, at the corporate level. Rather, branch management, in our diverse locations throughout North America, are encouraged to sponsor community-based local initiatives both in donations of cash and in employee time.

Our Environment The business practices involved in the metals distribution business of the Company present minimal environmental exposure. The Company has implemented rigorous environmental standards and an ongoing audit process. The Environmental Manager proactively reports to both management and our Board of Directors on any changes in legislation and the effect, if any, on our continuing operations.

The ongoing environmental cleanup costs expended by the Company relate to non-metals operations previously sold or discontinued, not the metals operations. The Company has actively honoured its legacy environmental costs for non-metals operations and over the last 10 years has spent in excess of $18 million on environmental cleanups.

Our Shareholders The above, coupled with our emphasis on bottom line performance and effective asset management throughout the organization, enables us to be a sector leader in dividend yield and share appreciation.

RUSSEL METALS 2004 ANNUAL REPORT 7

WITH A YEAR OVER YEAR EARNINGS INCREASE OF 860% TO $178 MILLION, WE HAVE SURPASSED ANY QUANTITATIVE EXPECTATIONS WE HAD FOR 2004.
A YEAR OF

Management Priorities 2004

The results for 2004 exceeded the targets for all management priorities. Our stated priorities, as outlined in our 2003 Annual Report, are to be a sector leader in return on capital employed, to grow through prudent acquisitions, to optimize the application of capital, to provide leadership in health and safety and to provide shareholders with superior returns. With a year over year earnings increase of 860% to $178 million, we have surpassed any quantitative expectations we had for 2004.

The return on capital employed was a record 46% and 2004 was the eighth consecutive year we have generated an industry leading double-digit return on capital employed. Our shareholders enjoyed both a 119% increase in the quarterly dividend to $0.70 annually and a 76% increase in the common share price to $15.50. Over the last three years, the dividend has increased by 250% and the share price has increased by 331%. In February 2005, we increased the quarterly dividend to $0.80 per share annually.

During the previous three years, the Company successfully improved profitability with prudent, timely acquisitions. Although many excellent companies were offered for sale during 2004, we believed that the judicious action was not to be a buyer as the companies being offered were at prices using 2004 projected earnings as a baseline. We continue to evaluate acquisition opportunities, but will be patient and not over pay or execute acquisitions just to grow top-line revenue.

We continued to provide leadership and continuously stress the need for progressive health and safety practices in our workplace. For the third straight year, the Company materially improved its health and safety record. Lost time accidents improved by 68%, and the accident severity measured by the number of days lost improved by 82%.

Capital Structure

The optimization of capital and the balance sheet has historically been one of our main focuses. Major strides were made in this area in 2004. The replacement of the high interest long-term debt and the preferred shares has been a management objective for several years. Early in 2004, the debt market was very favorable and the Company successfully completed a US$175 million issue of 10 year 6.375% Senior Notes. The proceeds from these notes were used to redeem the outstanding long-term debt and preferred shares, reducing the annual interest expense by $6.7 million.

Management closely monitors the change in total interest bearing debt, which includes long and short-term debt outstanding. In addition we focus on maximizing the duration of the maturity of the debt due to the historically low interest rates. This also reduces significantly the downside risk of interest rate increases. In 2004, the total interest bearing debt decreased by $25 million. A large portion of the

8 RUSSEL METALS 2004 ANNUAL REPORT

decrease was a direct result of the Canadian dollar strength, and our US$175 million of long-term debt declined in Canadian dollars by $20 million. The duration of the long-term debt doubled to 10 years with the new Senior Notes maturing in 2014. In addition, we signed a $200 million three year evergreen operating line with a syndicate of Canadian banks in October 2004.
The capital markets strengthened for the steel sector and we closed a public offering of 5,750,000 common shares at a price of $9.00 per share for net proceeds of $49.3 million. The equity issue helped achieve tighter pricing on the debt issue and reduced the balance sheet leverage incurred as a result of the Acier Leroux acquisition. It also provided the foundation for financing the $373 million increase in current assets experienced in 2004.

MAJOR CASH OUTLAYS 2004 MAJOR SOURCES OF CASH 2004
($millions) ($millions)
Common Share Dividends $25
Issue of Capital Common $25 $261 Inventory Shares $55 $211 From Expenditures Operations
From Accounts Current
Receivable $123 $183 Liabilities

Liquidity

Where did the money come from and where did it go in 2004? The above graph indicates major cash outlays of $434 million for 2004 with the increase in inventory accounting for $261 million or 60% of the total and accounts receivable accounting for 28%. Capital expenditures and dividends paid to common shareholders each represented 6% of the major cash outlays for 2004.

How was the increase in operating assets funded in 2004? At first glance the exceptional cash flow from operations and an increase in current liabilities provided the major sources of funding, as illustrated in the graph above. However, this is not the complete story.

The $183 million increase in current liabilities at year-end provided a short-term source of funding for 2004; however, in February of 2005, the Company paid the accrued employee bonuses and income tax installments required as a result of our strong 2004 earnings. Total interest bearing debt will increase by $100 million to fund this reduction in current liabilities. Steel prices appear to have peaked, thus it is not expected that the Company will have to finance the same massive buildup in current assets in 2005, which we experienced in 2004. Should steel prices decline in 2005 and assuming that current demand will either remain flat or decrease in volume, the current assets should become a source of funds as inventory and receivables are reduced, reflecting the lower average transaction costs. Management is of the opinion that we are well financed going into 2005.

Dividends

During 2004, the Company increased the common share annual dividend to $0.70 per share. One of the most common shareholder questions is: “Is this dividend level sustainable?” During the five years prior to 2004, the Company paid out 79% of net earnings through share buybacks and dividends. The 2004 dividends paid were 14% of net income. It is interesting that income trusts are structured to pay out 100% of their free cash flow before tax, effectively paying out 100% of earnings before tax. When potential investors look at dividend stocks, they become uncomfortable if the dividend payout is greater than 60% of earnings. We believe that returning the Company’s earnings to our investors is one of the best uses of funds and we will continue to pursue as aggressive a stock purchase and dividend policy as our debt covenants and prudent business practices allow.

Management Priorities 2005

The management priorities remain the same for 2005, but the emphasis will shift from the capital structure back to the working capital levels. Acquisitions will be difficult to evaluate due to the exceptional results in the industry in 2004. Steel remains a cyclical commodity and both the increase in the transaction prices for steel and the extended period of time the prices have remained at these elevated levels are unprecedented. The management focus for 2005 is to ensure that we maximize our profitability and minimize our inventory exposures should prices decline.

RUSSEL METALS 2004 ANNUAL REPORT 9

RUSSEL METALS IS ONE OF THE LARGEST METALS DISTRIBUTION COMPANIES IN NORTH AMERICA. WE CONDUCT BUSINESS PRIMARILY IN THREE METALS DISTRIBUTION SEGMENTS: METALS SERVICE CENTERS, ENERGY TUBULAR PRODUCTS, AND STEEL DISTRIBUTORS.
THE UNPRECEDENTED RATE OF INCREASE IN THE PRICE OF STEEL AND OUR ACQUISITION OF ACIER LEROUX IN 2003 HAVE BEEN THE MOST SIGNIFICANT FACTORS AFFECTING OUR RESULTS FOR 2004.
A YEAR OF
OPTIMIZING OPPORTUNITIES
METALS SERVICE CENTERS
STEEL DISTRIBUTORS
ENERGY TUBULAR PRODUCTS
Purchase metal in large volumes These operations distribute oil Our steel distributors act as master from producers principally in North country tubular goods, line pipe, distributors selling steel in large America, add value by providing a tubes, valves and fittings, primarily volumes to other steel service centers wide range of value added services, to the energy industry in Western and equipment manufacturers mainly on and then distribute the product to a Canada and the Western United an “as is” basis. Our steel distributors broad base of approximately 18,000 source their steel domestically and off end users through a network of 57 shore. The main steel products sourced Canadian and 4 U.S. locations. by this segment are structural beam, plate, coils, pipe and tubing.
Linda Ramsay
Shipping Crane Operator
B&T STEEL DIVISION
10 RUSSEL METALS 2004 ANNUAL REPORT

METALS SERVICE CENTERS

Russel Metals believes it operates the largest service center operation in Canada based on revenues. Russel Metals processes and distributes products to a broad base of approximately 18,000 customers through a network of 57 locations across Canada. In addition, the Company has 4 U.S. locations.

Our metals service centers sell plate, flat rolled carbon and other general line carbon steel products, as well as some stainless steel, aluminum and other non-ferrous specialty metal products in a wide range of sizes, shapes and specifications. General line steel products, consisting of plate, structurals, bars, sheet, pipe, tubing and hollow structural steel tubing are used by end users in a wide variety of industries.

Our metals service center operations also provide customized processing services to satisfy specifications established by end users. By providing these services, as well as by offering inventory management and just-in-time delivery, we enable end users to reduce their overall production costs and decrease capital required for raw materials and metals processing equipment.

Our metals service center operations provide products and services to end users in a wide variety of industries, including machinery and equipment manufacturing, construction, shipbuilding and natural resources, such as mining and petroleum.

Canadian Operations Within Canada, our metals service centers operate under the names Russel Metals, Métaux Russel, A.J. Forsyth, Acier Leroux, Acier Loubier, Acier Richler, B&T Steel, Leroux Steel, Mégantic Métal, McCabe Steel and York-Ennis.

U.S. Operations Our U.S. service center operations are conducted under the names Russel Metals Williams Bahcall and Baldwin International. The Williams Bahcall operation focuses primarily on the distribution of general line carbon products through three facilities in Wisconsin. Baldwin International distributes specialty alloy products through its facility in Ohio.

METALS SERVICE CENTERS
2004 HIGHLIGHTS

>	69% revenue increase to $1,538.2 million

>	455% increase in operating profits to $209.9 million

>	Net Assets Employed increased by $91 million to $444 million

>	47% Return on Ending Net Assets

REVENUES
$ millions

EBITDA
$ millions

RUSSEL METALS 2004 ANNUAL REPORT 11

ENERGY TUBULAR PRODUCTS

Our energy sector consists of four businesses, each of which sells a distinct line of products. This segment distributes oil country tubular goods, line pipe, tubes, valves and fittings primarily to the energy industry, from 5 Canadian and 2 U.S. locations.

Products are sourced from either the pipe processing arms of North American steel mills or from independent manufacturers of pipe and its accessories.

Each business in this segment sells a distinct line of products. These businesses include:

Fedmet Tubulars A distributor of oil country tubular goods (which includes casing and tubing) and line pipe and related products. Fedmet Tubulars’ sales office is located in Calgary, Alberta.

Triumph Tubular & Supply A distributor of oil country tubular goods. Triumph’s sales office is located in Calgary, Alberta.

Comco Pipe and Supply Company A distributor of pipe, valve and fitting products, specializing in the supply and distribution of pipe and fluid handling products to the energy, construction, manufacturing, pulp and paper, and mining industries. These products are distributed through facilities in Calgary and Edmonton, Alberta; Stonewall, Manitoba; and Guelph and Sarnia, Ontario.

Pioneer Pipe A distributor and processor of steel pipe products to the construction, oil and gas, and ski industries in the Western United States. Pioneer Pipe has facilities in Aurora, Colorado and Lindon, Utah. These operations include Spartan Steel, headquartered in Evergreen, Colorado.

ENERGY TUBULAR PRODUCTS
2004 HIGHLIGHTS

>	33% revenue increase to $395.3 million

>	243% increase in operating profits to $47.2 million

>	Net Assets Employed increased by $55 million to $152 million

>	31% Return on Ending Net Assets

EBITDA
$ millions

STEEL DISTRIBUTORS

Our steel distributors act as master distributors selling steel in large volumes to other steel service centers and equipment manufacturers mainly on an “as is” basis. Our steel distributors source their steel domestically and off shore. The main steel products sourced by this segment are structural beam, plate, coils, pipe and tubing.

Revenues from these operations may vary substantially from year to year, depending primarily on general economic conditions and trade actions. The business is highly dependent on global economic conditions and on the relationships we have with our international network of suppliers.

This segment imports into North America carbon steel, plate, beams, channel, flat rolled products, rail and pipe products. Sales commitments for a significant portion of these products are obtained prior to their purchase or while the product is in production and transit. Products for which sales commitments have not been obtained are held in public warehouses for resale to North American service centers and other customers.

The operations in this sector are:

•	Wirth Steel located in Canada

•	Sunbelt Group located in the United States

STEEL DISTRIBUTORS
2004 HIGHLIGHTS

>	66% revenue increase to $471.2 million

>	Operating profits of $78.2 million, an increase of 484%

>	Net Assets Employed increased by $109 million to $169 million

>	46% Return on Ending Net Assets

EBITDA
$ millions

12 RUSSEL METALS 2004 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2004

The following management’s discussion and analysis of financial condition and results of operations of Russel Metals Inc. and its subsidiaries provides information to assist the reader and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004, including the notes thereto. Statements contained in this document that relate to our beliefs or expectations as to certain future events are not statements of historical fact and are forward-looking statements. We caution readers that there are important factors, risks and uncertainties, including but not limited to economic, competitive and governmental factors affecting our operations, markets, products, services and prices that could cause our actual results, performance or achievements to be materially different from those forecasted or anticipated by us in such forward-looking statements. All dollar references in this report are in Canadian dollars unless otherwise stated.

This management’s discussion and analysis of financial condition and results of operations includes a number of measures that are not prescribed by generally accepted accounting principles (GAAP) and as such may not be comparable to similar measures presented by other companies. We believe these measures are commonly employed to measure performance in our industry and are used by analysts, investors, lenders and other interested parties to evaluate financial performance and our ability to incur and service debt to support our business activities.

The measures we use are specifically defined where they are first used in this report. Generally, we adjust earnings measures to exclude, net of tax, foreign exchange gains or losses, restructuring costs related to the rationalization of acquisitions, debt restructuring costs and discontinued operations. We have completed several acquisitions in the last four years, which have resulted in restructuring costs for branches that were closed. These costs have been excluded because they do not impact our ongoing profitability.

While we believe that non-GAAP measures are helpful supplemental information, they should not be considered in isolation as an alternative to net income, cash flows generated by operating, investing or financing activities, or other financial statement data presented in accordance with GAAP.

Additional information related to Russel Metals Inc., including our Annual Information Form, may be obtained from SEDAR at www.sedar.com or on our website at www.russelmetals.com.

Overview

We are one of the largest metals distribution companies in North America. We conduct business primarily in three metals distribution segments: metals service centers; energy tubular products; and steel distributors. In 2004, we have renamed our three business segments to utilize names that we feel are more descriptive of the distribution channels that they service. The operating units within these segments have not changed in the last three years other than as a result of acquisitions.

The unprecedented rate of increase in the price of steel and our acquisition of Acier Leroux in 2003 have been the most significant factors affecting our results for 2004. We achieved net earnings per share of $3.64 for the year ended December 31, 2004, including net earnings per share of $0.87 in the fourth quarter.

During the first quarter of 2004, our long-term debt was completely refinanced at significantly lower interest rates, fixed for 10 years. Our capital structure was simplified with the redemption of our preferred shares and the issue of 5,750,000 common shares.

The increase in the price of steel also impacted our balance sheet with significant increases in accounts receivable and inventory, which is discussed in more detail below in the liquidity section.

RUSSEL METALS 2004 ANNUAL REPORT 13

MANAGEMENT’S DISCUSSION AND ANALYSIS

Summarized Financial Information

The table discloses selected information related to revenues and earnings over the last eight quarters. The quarterly numbers from September 2003 have been restated to reclassify the operations of Poutrelles Delta to discontinued related to the anticipated sale as required. The increases in revenues and earnings for all four quarters of 2004 relate most significantly to the increases in metal pricing. The acquisition of Acier Leroux in July 2003 has contributed to a lesser extent. The revenues and operating earnings of our energy tubular products segment are usually seasonally higher in the first and fourth quarters; however, the appreciation in the price of metal has masked this in 2004.

2004

					Year
	Three Months Ended				Ended
(in thousands of dollars, except per share data)	Mar. 31	June 30	Sept. 30	Dec. 31	Dec. 31

Revenues	$512,879	$590,000	$690,703	$625,042	$2,418,624
Net earnings
– continuing operations	25,596	51,362	57,820	45,991	180,769
Net earnings	25,304	50,407	58,605	43,530	177,846

Basic earnings per common share
– continuing operations	$0.54	$1.05	$1.17	$0.92	$3.70
Basic earnings per common share	$0.53	$1.03	$1.18	$0.87	$3.64

Diluted earnings per common share
– continuing operations	$0.53	$1.01	$1.14	$0.91	$3.62
Diluted earnings per common share	$0.52	$1.00	$1.16	$0.86	$3.56

2003

					Year
	Three Months Ended				Ended
(in thousands of dollars, except per share data)	Mar. 31	June 30	Sept. 30	Dec. 31	Dec. 31

Revenues	$367,021	$339,756	$389,518	$410,688	$1,506,983
Net earnings
– continuing operations	3,539	3,522	4,198	8,000	19,259
Net earnings	3,539	3,522	3,607	7,831	18,499

Basic earnings per common share
– continuing operations	$0.08	$0.08	$0.09	$0.18	$0.42
Basic earnings per common share	$0.08	$0.08	$0.07	$0.17	$0.41

Diluted earnings per common share
– continuing operations	$0.07	$0.07	$0.09	$0.17	$0.42
Diluted earnings per common share	$0.07	$0.07	$0.07	$0.17	$0.39

Results of Operations

The following table provides segment operating profits from continuing operations, which excludes interest expense and restructuring costs. The corporate expenses included are not allocated to specific operating segments. The gross margins (revenue minus cost of sales) as a percentage of revenues for the operating segments are also shown. The table shows the segments as they are reported to management, and they are consistent with the segmented reporting in Note 12 to our audited consolidated financial statements.

14 RUSSEL METALS 2004 ANNUAL REPORT

				2004	2003
				Change	Change
				as a %	as a %
(in thousands of dollars, except percentages)	2004	2003	2002	of 2003	of 2002

Segment Revenues
Metals service centers	$1,538,170	$912,671	$750,878	69%	22%
Energy tubular products	395,296	297,532	289,623	33%	3%
Steel distributors	471,205	283,579	348,055	66%	(19%)
Other	13,953	13,201	14,719	6%	(10%)

	$2,418,624	$1,506,983	$1,403,275	60%	7%

Segment Operating Profits
Metals service centers	$209,850	$37,832	$31,516	455%	20%
Energy tubular products	47,200	13,764	13,612	243%	1%
Steel distributors	78,189	13,380	28,090	484%	(52%)
Other	4,565	4,002	5,732	14%	(30%)
Corporate expenses	(16,256)	(8,018)	(8,539)	(103%)	6%

Operating profits from continuing operations	$323,548	$60,960	$70,411	431%	(13%)

Segment Gross Margin as a % of Revenues
Metals service centers	30.9%	26.3%	26.8%
Energy tubular products	19.6%	11.6%	13.1%
Steel distributors	23.5%	10.8%	14.3%
Total operations	27.8%	20.8%	21.3%

Segment Operating Profits as a % of Revenues
Metals service centers	13.6%	4.1%	4.2%
Energy tubular products	11.9%	4.6%	4.7%
Steel distributors	16.6%	4.7%	8.1%
Total operations	13.4%	4.0%	5.0%

Metals Service Centers

a) Description of operations

We provide processing and distribution services to a broad base of more than 18,000 end users through a network of 57 Canadian locations. In addition, we have 4 U.S. locations. Our metals service centers carry a broad line of products in a wide range of sizes, shapes and specifications, including carbon hot rolled and cold finished steel, pipe and tubular products, stainless steel and aluminum. We purchase these products primarily from steel producers in North America and process and package them in accordance with end user specifications. We service all major geographic regions of Canada and the Midwest region in the United States. Within Canada, the service centers operate under the names Russel Metals, Métaux Russel, A.J. Forsyth, Acier Leroux, Acier Loubier, Acier Richler, Ennisteel, B&T Steel, Leroux Steel, Mégantic Métal, McCabe Steel, Russel Leroux, and Vantage Laser. Our U.S. service center operations are conducted under the names Russel Metals Williams Bahcall and Baldwin International. The Williams Bahcall operations focus primarily on the distribution of general line carbon products through three facilities in Wisconsin. Baldwin International distributes specialty alloy products from its facility in Ohio.

On July 3, 2003, we completed our acquisition of Acier Leroux inc. Acier Leroux was a publicly traded TSX company with sales of approximately $471 million for the year prior to the acquisition date. Sales from Acier Leroux’s Canadian operations for such period were approximately $401 million. The balance of the revenue was from its U.S. operations, which we immediately discontinued. During the second quarter of 2004, we finalized the purchase price equation resulting in goodwill of $7.8 million.

Our metals service centers results for 2003 include Acier Leroux results for the period from July 3, 2003 to December 31, 2003. The U.S. operations of Acier Leroux, consisting of one small location that we sold in the third quarter of 2004, and the operations of Poutrelles Delta were reclassified and are reported as discontinued operations and thus are not included in the metals service centers segment.

b) Factors affecting results

The following is a general discussion of the significant factors affecting metals service centers results. More specific information on how these factors impacted 2004, 2003 and 2002 is found in the sections that follow.

RUSSEL METALS 2004 ANNUAL REPORT 15

MANAGEMENT’S DISCUSSION AND ANALYSIS

Steel pricing fluctuates significantly throughout the business cycle. Steel prices are influenced by overall demand, trade sanctions and by product availability. Supply side management, practiced by steel producers in North America, and international supply and demand, which impacts steel imports, affect product availability. Trade sanctions are initiated either by steel mills or governmental agencies in North America, and less directly worldwide. Over the last several years steel prices have been extremely volatile.

Demand is significantly affected by economic cycles with revenues and operating profit fluctuating with the level of general business activity in the markets serviced. We are most impacted by the manufacturing, resource and construction segments of the Canadian economy. Demand has been very stable over the last several years.

Canadian service centers, which represent the majority of the metals service centers operations, are particularly affected by regional general economic conditions. We have operations in all regions of Canada and believe that we have a national market share of approximately 24%. This large market share and our diverse customer base of approximately 18,000 customers means our results should mirror the performance of the regional economies of Canada, excluding the automotive industry.

c) Metals service centers segment results – 2004 compared to 2003

Revenue for 2004 increased $625 million due to the acquisition of Acier Leroux and the increased price of steel compared to the year ended December 31, 2003. We have fully merged the operations of Acier Leroux with those of our service centers and thus the impact of the acquisition on revenues can only be estimated. We estimate, before giving effect to the impact of increases in steel prices, that approximately a quarter of the revenue increase for the year ended December 31, 2004 related to the acquisition of Acier Leroux. Gross margin percentages and segment operating profits as a percentage of revenue for the Acier Leroux operations are similar to those of our other service center operations and have increased by the same amount. Increases in selling prices account for the balance of the increased revenue in 2004. The selling price increases have occurred across all regions and product lines. The Williams Bahcall operations, which had lost money for a number of years, had a very profitable year driven by the price of metal.

In January 2004, steel mills initiated raw material surcharges due to the sharp price increases in scrap metal and other input costs that have caused the price of steel to increase substantially. These charges, which are being applied to all of the service center carbon steel products, increased from approximately $25 to $30 per ton in January 2004 to an original peak of approximately $140 per ton on average in April 2004. Although surcharges came down from April 2004 to July 2004, prices did not drop as a number of the mills increased the base price of steel by at least the amount of the drop in the surcharge. The surcharge subsequently increased with a new high of approximately $190 per ton in September 2004. This level has been maintained throughout most of the fourth quarter of 2004. Based on our mix of products, the average cost of metal received, including surcharges, has increased approximately 56% from January 2004 to December 2004. The increase was more significant in the first half of 2004 with approximately two thirds of the increase occurring in that period. The average cost of goods received during the fourth quarter of 2004 was relatively stable.

The service center segment has the centralized information systems necessary to manage change in the volatile steel sector. Its focus is on inventory management and gross margin generation. Rising steel prices create inventory holding gains, as demonstrated in the first three quarters of 2004, and declining prices would result in inventory holding losses. The majority of our inventories are accounted for using average cost. We have estimated that our operating profit for 2004 includes a before tax inventory holding gain of approximately $63 million. This holding gain occurred during the first nine months of 2004 and is an estimate based on the best information available. The selling price and material purchase cost was much more stable over the last three months of 2004. We are unable to quantify with precision these inventory holding gains or losses due to the complexity of our over 60 service center locations, which buy and sell over 14,000 different SKU’s.

We estimate that the average selling price per ton, for our product mix in the service center segment, has increased approximately 43% for 2004 compared to 2003. The increases in each quarter during 2004 compared to the prior quarter were first quarter 17%, second quarter 19%, third quarter 12% and fourth quarter 4%. The average selling price increase is consistent with the increase in the cost of metal.

Based on a comparison of inventory at December 31, 2004 to inventory at December 31, 2003, the average cost per ton of inventory on hand has increased approximately 69%. Based on announced steel prices for raw material surcharges and the base price of steel, we anticipate the cost for inventory purchases to remain at the levels experienced in the fourth quarter of 2004 during the first quarter of 2005.

For 2003 and 2004, demand, based on tons sold, excluding the Acier Leroux acquisition, has been surprisingly stable given the increase in selling price and the stronger Canadian dollar.

We caution readers that the recent trend of large increases in the price of steel has the potential to end with a sudden drop in prices. We may incur material inventory holding losses or inventory write-downs to estimated market value if the decline is rapid and steep. At this time, we have neither an indication when a decline could occur nor how sharp the decline could be. We believe our conservative inventory management approach will enable us to minimize the impact of a swift price decline. The price increases have resulted in improved operating results for all regions of Canada and the United States and a drop in selling price will similarly impact all of the service center operations.

The average revenue per invoice for 2004 was approximately $1,866 compared to the average for the 2003 year of approximately $989. A significant portion of service center operating expense per order is fixed, and thus operating expense as a percentage of revenue improves with higher revenues per order.

16 RUSSEL METALS 2004 ANNUAL REPORT

The change in the Canadian dollar versus the U.S. dollar is not a significant factor in the metals service centers results as the value of sales in U.S. dollars is not significant and inventory is purchased for the Canadian operations from Canadian or U.S. suppliers based on the landed cost at the location in Canada. We have not noticed a material impact on the purchasing decisions of our customers as a result of the stronger Canadian dollar, which should have made Canadian manufactured products less competitive in the United States, Canada’s largest trading partner.

Operating expenses in the service center segment have increased significantly primarily as a result of the Acier Leroux acquisition. In addition, we have a pay for performance program, which covers a large portion of our employees. Provisions for incentive payouts, based on the higher level of profits, have increased operating expenses. Operating expenses as a percentage of revenues have improved as the higher revenues more than offset the higher expenses.

Service center operating profits for 2004 increased $172 million or 455% compared to 2003.

d) Metals service centers segment results – 2003 compared to 2002

Revenues for 2003 increased 22% due to the acquisition of Acier Leroux in July 2003. Revenues from operations, excluding Acier Leroux, were approximately the same as 2002. Excluding Acier Leroux, the tons and selling prices in 2003 approximated the same levels as 2002. Alberta and British Columbia experienced higher volume due to increased activity related to the oil and gas industries and a slight pickup in the pulp and paper industry in British Columbia. Ontario flat rolled operations had lower volume due to relocation of the facility, whereas the tons in other regions in 2003 were comparable to 2002. Williams Bahcall volumes were higher due to the Williams acquisition, but the operation was unprofitable due to generally weak customer demand in the Wisconsin region. Gross margins decreased slightly from 26.8% in 2002 to 26.3% in 2003.

Service center operating profits in 2003 increased $6.3 million or 20% compared to 2002. The increase was a result of the acquisition of Acier Leroux partially offset by lower operating profits in certain of the remaining operations. The lower operating profits in all regions, excluding Acier Leroux, in 2003 resulted from the gross margin decline. Operating expenses in the operations, excluding Acier Leroux, were reduced $1.5 million in 2003.

Operating profits as a percentage of revenue in 2003 were 4.1% compared to 4.2% in 2002. In the first half of 2003, prior to the acquisition, the service center operating profits as a percentage of revenues were 3.5%. In the second half of 2003 after the acquisition, service center operating profits as a percentage of revenues improved to 4.5% due to the acquisition and improved conditions across Canada. In the second half of 2003, revenues were up 39% compared to the first half of 2003 as a result of the acquisition.

Energy Tubular Products

a) Description of operations

These operations distribute oil country tubular goods (OCTG), line pipe, tubes, valves and fittings, primarily to the energy industry in Western Canada and the Western United States, from 5 Canadian and 2 U.S. locations. We purchase these products either from the pipe processing arms of North American steel mills, independent manufacturers of pipe and pipe accessories or international steel mills. The energy tubular products segment operates under the names Comco Pipe & Supply Company, Fedmet Tubulars, Triumph Tubular & Supply, Pioneer Pipe and Spartan Steel.

b) Factors affecting results

The following is a general discussion of the factors affecting our energy tubular products segment operations. More specific information on how these factors impacted 2004, 2003 and 2002 is found in the sections that follow.

Oil and gas pricing, which impacts oil rig count and subsequent drilling activities particularly in Western Canada, significantly affects demand. Oil and gas pricing has been relatively high from 2001 to 2004, although drilling activity was slow to reach levels associated with this pricing. The higher expected activity was reached during the second half of 2003 and has continued in 2004.

Canadian operations are affected by the U.S. dollar exchange rate since some products are sourced outside Canada and are priced in U.S. dollars. Rising metal prices in 2004 have been more of a factor in higher earnings; however, the appreciation of the Canadian dollar has also contributed to earnings.

Pricing is influenced by overall demand, trade sanctions and by product availability. Trade sanctions are initiated either by steel mills or governmental agencies in North America. Trade sanctions have not been a factor for pipe products in the last three years.

c) Energy tubular products segment results – 2004 compared to 2003

Revenues increased 33% in 2004 compared to 2003. Stable oil and gas pricing and more rig activity during 2004 compared to 2003 have resulted in some volume increases for the OCTG operations in Western Canada and the Western United States. Increasing prices resulted in higher revenues and the realization of some inventory holding gains. Comco Pipe, which distributes pipe, valves and fittings to other fluid handling industries as well as the energy sector and is heavily involved in project business, had volumes at similar levels to 2003 as there were no large projects during 2004. Revenues and operating profits have increased with the higher metal pricing. The segment gross margins as a percentage of revenues were 19.6% for 2004 compared to 11.6% for 2003 due mainly to stronger demand and pricing.

Operating profits increased by $33 million or 243% in 2004, compared to 2003. The increase is due to higher volumes in the OCTG operations and strong margins.

RUSSEL METALS 2004 ANNUAL REPORT 17

MANAGEMENT’S DISCUSSION AND ANALYSIS

d) Energy tubular products segment results – 2003 compared to 2002

Energy sector revenues increased 3% for 2003 compared to 2002. Stable oil and gas pricing and more rig activity in 2003 compared to 2002 resulted in some volume increases for the oil country tubular goods operations in Western Canada. Comco Pipe had decreased revenue of 25% in 2003 compared to 2002. Comco had significant revenues from large projects during 2002 that did not continue into 2003. Comco’s revenues for 2003 were comparable to 2001.

Energy sector operating profits increased by 1% in 2003, compared to 2002. The increase related to higher volumes in the OCTG operations in Western Canada. The increased volumes in the OCTG operations offset the lower volumes and profitability in Comco operations due to lower project business.

Steel Distributors

a) Description of operations

Our steel distributors act as master distributors selling steel in large volumes to other steel service centers and equipment manufacturers mainly on an “as is” basis. Our steel distributors source their steel domestically and off shore. The international presence provides our other business segments with valuable insight regarding international pricing trends and their potential impact on steel markets in North America.

The main steel products sourced by this segment are structural beam, plate, coils, pipe and tubing. The operations in this sector are Wirth Steel and Sunbelt Group. Arrow Steel, a division of Sunbelt Group, processes coils.

b) Factors affecting results

This section discusses the general factors affecting our steel distributors. More specific information on how these factors impacted 2004, 2003 and 2002 is found in the sections that follow.

Steel pricing is influenced by overall demand, trade sanctions and by product availability both domestically and worldwide. Trade sanctions are initiated either by steel mills or governmental agencies in North America. Mill capacity by product line in North America and international supply and demand impact steel imports and significantly affect product availability.

The large demand for steel and scrap steel in China has been a significant factor in the price of steel and the availability of imports to North America. In addition, this opened up availability of sources within North America, which our steel distributors were able to utilize and sell to their customer base.

Movement in the U.S. dollar has some effect on the Canadian steel distributor operations since purchases of inventory are mainly in U.S. dollars. Steel is predominately transacted in U.S. dollars and the Canadian price is adjusted accordingly by the Canadian mills. The effect of the strengthening of the Canadian dollar was offset by rising metal prices.

c) Steel distributors segment – 2004 compared to 2003

Steel distributors revenues increased 66% in 2004 compared to 2003 due mainly to higher selling prices and demand for import product due to lack of availability of certain products in North America. In the first quarter of 2004, volumes were negatively impacted by a lack of supply into North America due to high demand in the Far East and the lower U.S. dollar compared to other currencies. During the remainder of 2004, the steel distributors operations realized selling prices above average due to continuous price increases for their products during the year. This resulted in inventory holding gains on inventory on hand and inventory ordered prior to the January 2004 raw material surcharge added by the North American mills. The gross margin achieved in the year continues to be higher than we have previously experienced in the steel distributors segment due to the rapid increase in the price of steel in North America and tight supply of certain products; however, it has declined during the last two quarters of 2004.

Operating expenses have increased due to expenses related to highly variable compensation plans driven by operating profits.

d) Steel distributors segment results – 2003 compared to 2002

Steel distributors revenues decreased 19% in 2003 compared to 2002. Selling prices in 2003 had decreased compared to the high selling prices experienced in 2002. Lack of product availability due to high demand in the Far East, uncertainty due to Canadian trade actions, increased production by North American producers and the weaker U.S. dollar contributed to the reduced revenue and gross margin in 2003 compared to 2002. Gross margin as a percent of revenue was 10.8% for 2003. The high margins experienced in 2002 were directly related to U.S. trade actions, which artificially induced mill price increases on flat rolled steel. In addition in 2002, lack of product from North American suppliers, who had temporarily banked their steel-making, resulted in higher selling prices and margins for inventory on hand.

Steel distributors operating profits decreased by 52% in 2003 compared to 2002. Lower demand and the lower margins both contributed to this decrease. The reduced revenues and gross margins resulted in operating profit as a percentage of revenue decreasing from 8.1% for 2002 to 4.7% for 2003.

Other – 2004 Compared to 2003

Other revenue and income includes the results of our coal handling terminal in Thunder Bay, Ontario. Revenue in 2004 was higher than 2003 due to a favorable product mix. The higher volumes resulted in higher earnings from operations.

18 RUSSEL METALS 2004 ANNUAL REPORT

Corporate – 2004 Compared to 2003

The majority of the corporate expense increase reflects accruals for corporate incentive plans and the expensing of stock options. In addition during 2004, we developed a team to address the Sarbanes-Oxley and OSC regulation internal control certification requirements. This work is well under way and will result in increased corporate audit and Sarbanes-Oxley employee expenses during 2005.

Consolidated Results – 2004 Compared to 2003 and 2002

The following table discloses earnings from continuing operations net of income taxes, other costs net of income taxes and discontinued operations net of income taxes. Earnings per common share are disclosed to assist the reader in determining results from ongoing operations.

(in thousands of dollars, except per share data)	2004	2003	2002

Operating profits from continuing operations	$323,548	$60,960	$70,411
Interest expense	(20,024)	(22,723)	(20,324)
Income tax expense on above	(110,495)	(14,570)	(19,340)
Income tax rate adjustment	—	(900)	—

Earnings from continuing operations before other costs	193,029	22,767	30,747

Other costs
Restructuring costs	(3,632)	(3,583)	(2,749)
Debt restructuring costs	(13,718)	—	—
Goodwill impairment	—	(2,410)	—
Foreign exchange gain	—	348	261
Income taxes recoverable on other costs	5,090	2,137	977

	(12,260)	(3,508)	(1,511)

Earnings from continuing operations	180,769	19,259	29,236
Loss from discontinued operations	(2,923)	(760)	—

Net earnings	$177,846	$18,499	$29,236

Basic earnings per common share from continuing operations before other costs	$3.95	$0.51	$0.75

Basic earnings per common share from continuing operations	$3.70	$0.42	$0.71

Basic earnings per common share	$3.64	$0.41	$0.71

Operating profits from continuing operations before other costs were $323.5 million for 2004, compared to $61.0 million for 2003. The sharp increase in metal prices was the most significant contributor to this increase. Consolidated revenues increased to $2,418.6 million due to the increase in metal prices and the acquisition of Acier Leroux in July 2003.

Operating profits from continuing operations before other costs were $61.0 million in 2003, compared to $70.4 million for 2002. A significant operating profit decline in the steel distributors segment was offset by an increase in metals service centers operating profit due to the acquisition of Acier Leroux. Consolidated revenues increased by 7%, to $1,507.0 million, in 2003 compared to 2002. The revenue increase relates to the acquisition of Acier Leroux.

Interest Expense and Debt Restructuring Costs

During the first quarter of 2004, we restructured our long-term debt at interest rates that significantly reduce the interest costs for future periods. During the fourth quarter of 2004, we finalized a new three year bank facility.

We issued US$175 million of 6.375% Senior Notes due March 1, 2014. As of June 1, 2004 all other long-term debt was redeemed. We also entered into fixed interest cross currency swaps on US$100 million of the 6.375% Senior Notes to eliminate the foreign exchange exposure on the unhedged US$100 million of the Senior Notes.

After completing the redemption of the remaining 10% Senior Notes on June 1, 2004, we estimate our quarterly interest cost of long-term debt to be $3.9 million. This interest expense includes a 60% component, which has been fixed in Canadian dollar terms by the swap, and a 40% component that will float with the average exchange rate in the quarter. The $3.9 million estimate is based on an average exchange rate of $1.26 per US$1.00. The currency swaps result in an interest cost of $0.3 million per quarter, which is included in the estimated interest expense of $3.9 million.

RUSSEL METALS 2004 ANNUAL REPORT 19

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table shows the components of interest expense. The preferred share dividends are noted below as the preferred shares were replaced with interest bearing debt during the first quarter of 2004. The reduction in interest expense looks more significant considering the related reduction in preferred share dividends.

(in thousands of dollars)	2004	2003	2002

Interest on long-term debt
6.375% Senior Notes	$13,496	$—	$—
10% Senior Notes	2,936	16,439	18,150
8% Convertible Debentures	557	2,400	2,400

	16,989	18,839	20,550
Other interest (income)	3,035	3,884	(226)

Total interest	$20,024	$22,723	$20,324

Preferred share dividends	$611	$2,250	$2,250

On February 23, 2004, we redeemed US$95.5 million of our 10% Senior Notes at US$1,072.50 per US$1,000 unit. The US$72.50 per unit premium as well as the deferred costs related to the debt redeemed resulted in a charge of $11.3 million in the first quarter of 2004.

The remaining US$20.1 million of 10% Senior Notes were redeemed on June 1, 2004 at US$1,050 per US$1,000 unit. The US$50.00 per unit premium and the remaining deferred costs resulted in a charge of $1.9 million in the second quarter of 2004. The remaining deferred costs of $0.5 million related to the previous bank facility were charged to debt redemption costs in the fourth quarter of 2004.

Consolidated interest expense in 2003 increased $2.4 million to $22.7 million compared to 2002. This was due to higher short-term debt outstanding related to the acquisition of Acier Leroux partially offset by lower exchange rates on U.S. denominated long-term debt in 2003 compared to 2002.

Restructuring Costs

The rationalization of duplicate Acier Leroux and Russel Metals operations in Eastern Canada has impacted certain Russel Metals locations. Russel Metals’ locations incurred restructuring costs related to plant closures, employee severances and inventory moves. Generally accepted accounting principles in Canada and the U.S. require that these charges be included in the income statement in the period that they occur. Rationalization costs related to the Acier Leroux facilities have been included in goodwill as part of the purchase price equation. During 2004, we recorded a charge of $3.6 million mainly related to restructuring at the Russel Metals Ontario locations and the carrying costs of the vacant Lachine, Quebec facility. The restructuring charges are substantially complete; however, we anticipate operating costs related to the facility held for sale and a potential gain on the sale of the Lachine property.

In 2003, we recorded a restructuring charge of $3.6 million mainly related to employee severances and pension and benefits for the closure of our Lachine location at the end of 2003. Employee-related charges for Ontario and Atlantic region restructuring were also recorded during the six months from July to December 2003.

In September 2002, we acquired the Williams Steel operation in Milwaukee, Wisconsin. Prior to 2004, economic conditions in the Wisconsin region resulted in significant deterioration in the Williams Bahcall customer base. As this operation was unprofitable and did not project a significant improvement over the forecast period, we determined that goodwill of $2.4 million related to this acquisition was impaired. The goodwill related to Williams Bahcall was reduced to zero in the fourth quarter of 2003.

Income Taxes

Income taxes for 2004 were $105.4 million compared to $13.3 million in 2003. The increase relates to higher earnings.

The income tax rate of 36.8 % for 2004 was slightly higher than the average combined statutory rate. The income tax rate on earnings from continuing operations was 36.4%, which is in line with the average combined statutory rate. The tax recovery on other costs was at a rate of 27.6 % due to the non-deductibility for tax purposes of certain items.

Income taxes for 2003 were $13.3 million compared to $18.4 million in 2002 due to lower earnings. The income tax expense for 2003 includes $0.9 million recorded in the fourth quarter of 2003 relating to an Ontario tax rate adjustment enacted, which reversed tax rate declines previously enacted for the years subsequent to 2003. The $0.9 million additional expense represents the difference in rates applied to future tax liabilities.

Earnings

Earnings from continuing operations for 2004 were $180.8 million compared to $19.3 million for 2003. Basic earnings per common share from continuing operations for 2004 were $3.70 compared to $0.42 for 2003 and $0.71 in 2002.

Earnings in 2004 were significantly higher than prior years due to increased metal pricing. These earnings include inventory holdings gains, which will not be repeated in 2005. The price of steel during 2005 will be a significant factor in our results.

20 RUSSEL METALS 2004 ANNUAL REPORT

Net loss from discontinued operations was $2.9 million for 2004. During 2004, we recorded a provision of $3.2 million, net of income taxes, related to lease obligations under a long-term lease from an operation discontinued in 1995 and environmental cleanup costs. The property has been vacant for the last year and we have been unsuccessful in finding a new tenant; thus, the provision previously provided under discontinued operations was not sufficient to cover the remaining lease obligations. We continue to honor our obligations for environmental cleanup at properties utilized by operations disposed of in the early 1990’s. The U.S. operations of Acier Leroux made $0.3 million during 2004. We sold the operation in Plattsburgh, New York in the third quarter of 2004. In December 2004, we received a letter from the minority shareholder of our Poutrelles Delta business indicating that it would exercise its right, under an existing shareholders’ agreement, to purchase the business from us. The transaction closed on February 23, 2005. Based on this information, we reclassified the income statement from July 3, 2003 to December 31, 2004 and the balance sheet for December 31, 2004 to discontinued operations. The net earnings of Poutrelles Delta of $0.6 million were offset by a loss to write it down to fair value of $0.6 million.

Net loss from discontinued operations was $0.8 million for 2003. The loss related to the U.S. operations of Acier Leroux. We announced we would discontinue the U.S. operations of Acier Leroux at the time we made our offer to purchase Acier Leroux. In October 2003, an assignment of our interest in the Acier Leroux U.S. joint venture to an unrelated party was completed. All U.S. branches except Plattsburgh, New York were closed in 2003.

Shares Outstanding and Dividends

The weighted average number of common shares outstanding for 2004 was 48,671,915 compared to 40,021,479 for 2003. The increase relates to the public offering of 5,750,000 common shares in February 2004 and employee stock options exercised during 2004. The number of common shares outstanding at December 31, 2004 was 49,887,659.

The weighted average number of common shares outstanding for 2003 was 40,021,479 compared to 38,024,034 for 2002. The increase related to the common shares issued on the acquisition of Acier Leroux and stock options exercised in 2003. The number of common shares outstanding at December 31, 2003 was 43,023,342.

The significant increase in our stock price during the last two years resulted in employees exercising stock options to acquire 1,114,317 common shares in 2004 and 1,419,567 common shares in 2003. We have returned a portion of our earnings to our common shareholders over the last three years by paying common share dividends of $25.0 million in 2004, $11.6 million in 2003 and $6.5 million in 2002.

As at February 24, 2005, we had 49,889,159 common shares outstanding.

EBITDA and Adjusted EBITDA

The following table shows the reconciliation of GAAP earnings from continuing operations to EBITDA and Adjusted EBITDA:

(in thousands of dollars)	2004	2003	2002

Earnings from continuing operations	$180,769	$19,259	$29,236
Income taxes	105,405	13,333	18,363
Interest expense – net	20,024	22,723	20,324

Earnings before interest and income taxes (EBIT)	306,198	55,315	67,923
Depreciation and amortization	18,608	16,335	15,192

Earnings before interest, income taxes, depreciation and amortization (EBITDA)	324,806	71,650	83,115
Debt restructuring costs	13,718	—	—
Restructuring costs	3,632	3,583	2,749
Goodwill impairment	—	2,410	—
Foreign exchange gain	—	(348)	(261)

Adjusted EBITDA	$342,156	$77,295	$85,603

We believe that EBITDA and Adjusted EBITDA may be useful in assessing our operating performance and as an indicator of our ability to service or incur indebtedness, make capital expenditures and finance working capital requirements. The items excluded in determining EBITDA and Adjusted EBITDA are significant in assessing our operating results and liquidity. Therefore, EBITDA and Adjusted EBITDA should not be considered in isolation or as an alternative to cash from operating activities or other combined income or cash flow data prepared in accordance with GAAP.

RUSSEL METALS 2004 ANNUAL REPORT 21

MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted EBITDA to Interest Expense Ratio

(in thousands of dollars, except ratios)	2004	2003	2002

EBITDA	$324,806	$71,650	$83,115
Adjusted EBITDA	342,156	77,295	85,603
Interest expense	20,024	22,723	20,324
EBITDA to interest expense	16.2x	3.2x	4.1x
Adjusted EBITDA to interest expense	17.1x	3.4x	4.2x

The EBITDA and the Adjusted EBITDA to interest expense ratios are provided to assist readers in determining our ability to generate cash from operations to cover our financial charges, income taxes and items not considered to be in the ordinary course of business. These measures are routinely used by debt analysts and debt rating agencies to evaluate companies.

Accounting Policies and Estimates

a) Change in accounting policies

During 2004, we adopted the following policies:

We adopted the new accounting guideline AcG-13, Hedging Relationships. This guideline sets out the requirements for the identification, designation, documentation and assessment of effectiveness of hedging relationships for the purpose of applying hedge accounting. We have applied this standard to the fixed interest cross currency swaps entered into on February 20, 2004 in order to hedge the last US$100 million of our US$175 million Senior Notes. In addition, this standard has been applied to our other hedging relationships. We chose to purchase fixed interest cross currency swaps to reduce our exposure to foreign exchange fluctuations in the income statement. The adoption of this standard and application of hedge accounting allows us to show the swaps on the balance sheet.

We prospectively adopted the new CICA Handbook section 1100, Generally Accepted Accounting Principles. This standard establishes what constitutes Canadian generally accepted accounting principles and provides guidance on the GAAP hierarchy. We will follow the Canadian pronouncements for accounting treatment and if nothing has been released on a specified area, we will follow information published in the U.S. standards if applicable.

We adopted the new CICA Handbook section 3110, Asset Retirement Obligations. This standard establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement cost. Our subsidiary, Thunder Bay Terminals Ltd., has certain significant asset retirement obligations relating to its land lease for its terminal operations. The landlord has the option to retain the facilities or to require us to remove them. In addition, we have an obligation to remove equipment at six of our metals service center operations. At December 31, 2004, the discounted probability-weighted cost of removal, calculated as required by the standard, was $106,000.

We prospectively adopted the new accounting guideline AcG-15, Variable Interest Entities. This standard required us to review our contracts and ownership interest for returns or losses where control may exist through other arrangements than voting ownership. The adoption of this standard did not require us to change our consolidated financial statements.

b) Other

The preparation of our financial statements requires management to make estimates and judgements that affect the reported amounts. On an ongoing basis, we evaluate our estimates, including those related to bad debts, inventory obsolescence, useful lives of fixed assets, income taxes, restructuring costs, pensions and other post-retirement benefits, fair values, guarantees, environmental obligations, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Our most significant assets are accounts receivable and inventory. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. We review our inventory for obsolescence and to ensure that the cost of inventory is not in excess of its estimated market value. Inventory reserves or write-downs are recorded when cost exceeds the market value.

Capital Expenditures

Capital expenditures in 2004 were $25.4 million compared to $34.9 million in 2003. Approximately $9.7 million of these expenditures in 2004 were for the completion of the new B&T Steel facility and the restructuring of facilities related to the integration of Russel Metals and Acier Leroux operations.

Our normal capital expenditures are mainly related to maintenance capital, the purchase of additional processing equipment across a broad base of our operations and upgrades to our existing facilities and computer systems. Our expectation is for capital expenditures to be at levels similar to depreciation expense over a period of years.

22 RUSSEL METALS 2004 ANNUAL REPORT

Depreciation expense was $17.3 million in 2004 and $15.1 million in 2003. The increase in depreciation relates to the depreciation on the assets of Acier Leroux and the new B&T Steel facility opened in the first quarter of 2004.

Liquidity

We stress working capital management to ensure working capital is minimized and leverage reduced over the economic cycle. The metals distribution business experiences significant swings in cash flow to fund working capital. Inventory and accounts receivable represent on average over 70% of our total assets employed and vary with the cycle. At December 31, 2004, inventory and accounts receivable represented 80% of our total assets.

Accounts receivable and inventory as a percentage of total assets

(in thousands of dollars, except percentages)	2004	2003	2002

Accounts receivable and inventory	$914,611	$551,952	$531,090
Total assets	1,146,481	790,619	695,594
% of total assets	80%	70%	76%

Our existing bank credit facilities are used to fund the growth in working capital caused by demand or steel price increases, which require higher inventory and accounts receivable levels to support the higher activity levels. Based on our recent experience, a $100 million increase in revenues would require approximately $30 million of net working capital to support the higher activity levels. The increased price of steel during 2004 resulted in a utilization of non-cash working capital of $202.7 million on an annualized revenue increase of approximately $900 million. We anticipate payments in the first quarter of 2005 of approximately $110 million for income taxes and bonuses, which are included in non-cash working capital at December 31, 2004. Adjusting for the $110 million means the revenue increase for 2004 required $35 million for each $100 million of sales. When demand weakens, or the price of steel declines, cash is generated from the reduction of inventory and lower levels of accounts receivable. This cash is used to reduce the borrowings under our bank credit facilities.

The balances disclosed in our consolidated cash flow statements are adjusted to remove the non-cash component related to foreign exchange rate changes impacting inventory, accounts receivable, accounts payable and income tax balances of the U.S. operations.

Inventory turns

	Quarters Ended
	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31
	2004	2004	2004	2004	2003

Metals service centers	3.7	4.7	4.9	4.6	3.9
Energy tubular products	2.9	3.7	3.0	4.4	3.1
Steel distributors	3.3	4.6	4.7	5.6	7.1
Total	3.4	4.4	4.4	4.7	4.0

Inventory turns are calculated using the cost of sales for the quarter, annualized, divided by the ending inventory position.

Inventory increases during 2004 used cash of $260.9 million. Our goal is to ensure that we keep our inventory levels as low as possible while still satisfying the needs of our customers in order to minimize inventory valuation risk. We expect our service center operations to turn over its inventory at higher rates than the industry average. Our metals service centers fourth quarter turns were 3.7, compared to 3.9 for the fourth quarter of 2003, but down from 4.7 in the third quarter of 2004. The industry typically experiences its highest inventory levels and lowest shipments in the fourth quarter due to seasonal slowdowns in December. Based on information published by the Metals Service Center Institute, Canadian service centers volumes declined 1% from last year for the month of December 2004. The December decline was the fourth consecutive month of steel shipment declines. Service centers in both Canada and the United States experienced the highest inventory levels of the year and inventory turns of 3.3 and 2.9, respectively, in December 2004 according to the monthly Metals Activity Report published by the Metals Service Center Institute. Lower shipment levels in the fourth quarter of 2004 compared to the third quarter of 2004 were the primary driver of the decline in our turns for the fourth quarter. Our metals service centers inventory based on tons was lower at year-end than it was a year ago.

The decline in turns for the energy tubular products and steel distributors in the fourth quarter of 2004 was caused by a ramp up in inventory levels to support higher anticipated shipments in the first quarter of 2005 and normal seasonal buildups. It is expected that these inventory levels will be significantly reduced in the first quarter of 2005.

The other major components of working capital are accounts receivable and accounts payable. Accounts receivable have increased $122.8 million related to increased revenues in 2004. Accounts payable increased $128.4 million related to higher inventory purchases and bonus accruals, which represented a source of funds during 2004.

RUSSEL METALS 2004 ANNUAL REPORT 23

MANAGEMENT’S DISCUSSION AND ANALYSIS

During 2004, we utilized cash of $25.4 million on capital expenditures, $25.0 million on common share dividends and $0.6 million on preferred share dividends, which were redeemed during the first quarter of 2004. During 2003, we utilized cash of $34.9 million on capital expenditures, $11.6 million on common share dividends and $2.3 million on preferred share dividends.

Debt and Credit Facilities

During the first quarter of 2004, we completed a public offering of common shares for net proceeds of $49.3 million and issued US$175 million of 6.375% Senior Notes due in 2014. The net proceeds have been used to redeem US$115.6 of the 10% Senior Notes, our $30 million 8% debentures, our outstanding preferred shares of $30 million and to pay down our bank facility. As a result of the debt redemptions, we have no principal payments due until March 2014.

We manage our cash position based on bank borrowings net of cash. Our bank credit facilities table provides the split between loans and cash on deposit.

Bank credit facilities

	Russel Metals	U.S. Subsidiary
($ millions)	Facility	Facility	Total

Bank loans	$13.0	$—	$13.0
Outstanding cheques (on deposit)	20.2	(0.6)	19.6

Net borrowings (cash)	33.2	(0.6)	32.6
Letters of credit	35.1	17.5	52.6

	$68.3	$16.9	$85.2

Facilities availability	$200.0	$54.2	$254.2

We completed a new bank facility on October 29, 2004, in which we reduced the facility to $200 million from $252.8 million to reduce standby fees on unused availability. This facility is with a syndicate of Canadian and U.S. banks and expires on October 29, 2007. We are entitled to borrow under this facility, on a revolving basis, up to an amount equal to the sum of specified percentages of our eligible accounts receivable and inventories, to a maximum of $200 million. At December 31, 2004, we were entitled to borrow $200 million, including letters of credit under this facility. At December 31, 2004, we had borrowings of $13.0 million and had $35.1 million in letters of credit under this facility. At December 31, 2003, we had $79.0 million of borrowings and had $25.7 million in letters of credit under our previous facility. Our bank facility can be extended annually.

In addition, certain U.S. subsidiaries have their own one-year bank credit facility. The maximum borrowing under this facility is US$45.0 million. At December 31, 2004, these subsidiaries had no borrowings and had letters of credit of US$14.6 million. At December 31, 2003, these subsidiaries had no borrowings and had letters of credit of US$9.4 million.

Cash generated from operating activities before working capital changes has averaged approximately $45 million over the three calendar years prior to 2004 and is $210.7 million for 2004. The maximum borrowing under our bank facilities is approximately $254 million, of which approximately $169 million was unutilized at December 31, 2004. We expect that the cash generated from operating activities combined with our unutilized bank facilities will be sufficient to fund our interest obligations and fixed asset purchases in 2005. During 2004, the rapid growth in sales required additional working capital funding of $202.7 million. Increased profitability enabled us to finance the majority of this working capital growth. The working capital increase and the payments of approximately $110 million during the first quarter of 2005, needed to support the $900 million in revenue, will utilize the majority of our current bank facilities. We approached our banking syndicate for an additional one year facility of $50 million to allow for working capital needs over that period. This facility was approved and will be finalized by the end of February 2005.

We have made several acquisitions over the last four years and we believe we can continue to grow by acquisition. We believe we have the ability to fund future acquisitions through the utilization or expansion of our existing bank facilities and the issuance of new equity, if required. We currently have very low financial leverage with a debt to equity ratio of 0.5. Due to the high level and quality of accounts receivable and inventory, we could also select to finance working capital growth and acquisitions through an asset-backed facility.

24 RUSSEL METALS 2004 ANNUAL REPORT

Contractual Obligations

As at December 31, 2004, we were contractually obligated to make payments under our long-term debt agreements and operating lease obligations that come due during the following periods.

	Long-Term	Cross Currency	Long-Term	Lease
(in thousands of dollars)	Debt Maturities	Swaps	Debt Interest	Obligations	Total

2005	$—	$—	$15,400	$8,880	$24,280
2006	—	—	15,400	6,788	22,188
2007	—	—	15,400	5,295	20,695
2008	—	—	15,400	3,346	18,746
2009	—	—	15,400	2,736	18,136
2010 and beyond	220,630	11,440	64,167	6,097	302,334

Total	$220,630	$11,440	$141,167	$33,142	$406,379

The fixed interest cross currency swaps obligate us to purchase US$100 million at $1.3180 for each US$1.00. Based on the year end exchange rate, we would incur an obligation of $11.4 million in addition to our long-term debt obligation of $220.6 million. The long-term debt interest in the above table is net of the swaps.

Off-Balance Sheet Arrangements

Our off-balance sheet arrangements consist of letters of credit disclosed in the bank credit facilities table, operating lease obligations disclosed in the table above and foreign exchange contracts to hedge our U.S. dollar purchases. The fair value of the foreign exchange contracts at December 31, 2004 approximates the contract value.

We have multiple-defined benefit pension plans in Canada, as disclosed in Note 13 to the 2004 annual financial statements included in the Annual Report. The Company expects to contribute approximately $5.2 million to these plans during 2005.

Vision and Strategy

The metals distribution business is a segment of a mature, cyclical industry. The use of service centers and steel distributors by both manufacturers and end users of steel continues to grow. This is evidenced by the growth in the percentage of total steel shipments from steel producers to service centers. As the distribution segment’s share of steel industry shipments continues to grow, service centers such as ours can grow their business over the course of a cycle.

We strive to deal with the cyclical nature of the business by operating with the lowest possible net assets throughout the course of a cycle. In addition, our aim is to be more profitable through the various successive peaks and troughs as the steel cycles progress. In order to achieve this, management emphasizes profitability rather than revenue growth. This intensive asset management reduces borrowings and therefore interest expense in declining periods in the economic cycle and creates higher more stable returns on net assets over the course of the cycle. Our conservative management approach creates relatively stronger trough earnings but could cause peak earnings to be somewhat muted. Management strongly believes that it is more prudent to be profitable throughout a cycle, without the spikes in earnings caused by less emphasis on asset management, and have average earnings over the full range of the cycle in the top decile of the industry.

Growth from selective acquisitions is also a core management philosophy. We focus on investment opportunities in businesses that have strong market niches or provide mass to our existing operations.

In both the energy tubular products and steel distributors segments, all of the business units have significant operations in the market niche that they service. Consistent with our acquisition philosophy, any new acquisitions in these areas could likely be either major stand-alone operations or complements to our existing operations.

In the future, we believe that the length of the steel-based economic cycle will continue to shorten and a management structure and philosophy that allows the fastest reaction to the changes will be the most successful. We will continue to invest in business systems to enable faster reaction times to changing business conditions. In addition, management believes the high level of service and flexibility provided by service centers will enable this distribution channel to capture an increasing percentage of total steel revenues to end users, allowing for increased growth within the sector.

Risks

The timing and extent of future price changes from the steel producers and their impact on us can not be predicted with any certainty due to the inherent cyclical nature of the steel industry.

RUSSEL METALS 2004 ANNUAL REPORT 25

MANAGEMENT’S DISCUSSION AND ANALYSIS

Outlook

It is extremely difficult to forecast what 2005 will look like, especially coming off the record setting year of 2004. Our results in 2005 will be influenced by whether the steel producing sector has actually turned the corner and evolved into a business, emphasizing profits, or was it merely reacting to the circumstances that created the environment that supported the results of 2004. Either way, our focus will remain true to our model. We will minimize working capital and actively manage product gross margins. We believe that our operating costs and our inventory levels were contained as prices increased during 2004, and we are well positioned to respond to the inevitable fluctuations in the market during 2005.

All three operating segments experienced record profits in 2004, which we foresee declining in 2005. To what degree is not clear; however, the estimated $63 million in inventory holding gains realized in metals service centers in 2004 will not be duplicated in 2005.

The energy tubular products segment experienced strong results in the second half of 2004 and the current indications are that this strength will continue into 2005.

We are confident this Company will continue to perform in the top decile of the industry regardless of steel pricing and demand for 2005, and if a decline occurs we will generate a positive cash flow.

Dated February 24, 2005.

26 RUSSEL METALS 2004 ANNUAL REPORT

MANAGEMENT’S REPORT TO THE SHAREHOLDERS

The accompanying consolidated financial statements, management’s discussion and analysis and all information in the Annual Report have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, reflect management’s best estimates and judgements. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements and management’s discussion and analysis within reasonable limits of materiality and for the consistency of financial data included in the text of the Annual Report with that contained in the consolidated financial system.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls designed to provide reasonable assurance that its assets are safeguarded; that only valid and authorized transactions are executed; and that accurate, timely and comprehensive financial information is prepared.

The Company’s Audit Committee is appointed annually by the Board of Directors and is comprised of Directors, all of whom are neither employees nor officers of the Company. The Audit Committee meets with management as well as with external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements, the independent auditors’ report and the management’s discussion and analysis. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements and management’s discussion and analysis for presentation to the shareholders. The external auditors have direct access to the Audit Committee of the Board of Directors.

The consolidated financial statements have been independently audited by Deloitte & Touche LLP. Their report outlines the nature of their audits and expresses their opinion on the consolidated financial statements of the Company.

/s/ E.M. Siegel	/s/ Brian R. Hedges

E.M. Siegel, Jr.	Brian R. Hedges

President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

RUSSEL METALS 2004 ANNUAL REPORT 27

AUDITORS’ REPORT

To the Shareholders of Russel Metals Inc.

We have audited the consolidated balance sheets of Russel Metals Inc. as at December 31, 2004 and 2003 and the consolidated statements of earnings and retained earnings and of cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

/s/ Deloitte & Touche LLP
Chartered Accountants

Toronto, Ontario
February 4, 2005

COMMENTS BY AUDITORS ON CANADA-U.S. REPORTING DIFFERENCES

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 to the financial statements. Our report to the Shareholders, dated February 4, 2005, is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ Deloitte & Touche LLP
Chartered Accountants

Toronto, Ontario
February 4, 2005

28 RUSSEL METALS 2004 ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS

At December 31 ($000)	2004	2003

ASSETS
Current
Cash	$634	$19,008
Accounts receivable	360,696	248,904
Inventories	553,915	303,048
Prepaid expenses and other assets	7,069	5,028
Income taxes recoverable	5,996	5,912
Discontinued operations (Note 3d)	9,483	1,107

	937,793	583,007

Property, Plant and Equipment (Note 5)	180,655	184,929
Assets Held for Sale (Note 3d)	6,291	1,622
Deferred Financing Charges (Note 7)	8,357	3,547
Goodwill (Note 3)	9,205	4,216
Future Income Tax Assets (Note 9)	1,614	10,458
Other Assets	2,566	2,840

	$1,146,481	$790,619

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness (Note 6)	$33,242	$78,093
Accounts payable and accrued liabilities	348,166	217,173
Income taxes payable	60,049	11,729
Discontinued operations (Note 3d)	9,403	2,729

	450,860	309,724

Other Accrued Liabilities (Note 11)	11,440	—
Long-Term Debt (Note 7)	210,630	179,402
Pensions and Benefits (Note 13)	10,146	11,542
Future Income Tax Liabilities (Note 9)	6,831	6,109

	689,907	506,777

Contingencies, Guarantees and Commitments (Note 14)
Shareholders’ Equity
Preferred shares (Note 10)	—	30,000
Shareholders’ equity (Note 10)	456,574	253,842

	456,574	283,842

	$1,146,481	$790,619

On behalf of the Board,

/s/ C.R. Fiora	/s/ R Hartog

C.R. Fiora	R Hartog
Director	Director

RUSSEL METALS 2004 ANNUAL REPORT 29

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

For the years ended December 31 ($000 except per share data)	2004	2003	2002

Revenues	$2,418,624	$1,506,983	$1,403,275
Cost of sales and operating expenses	2,095,076	1,446,023	1,332,864

Earnings before the following	323,548	60,960	70,411
Restructuring costs (Note 3b)	3,632	3,583	2,749
Debt restructuring costs (Notes 6 and 7)	13,718	—	—
Foreign exchange gain (Note 11d)	—	(348)	(261)
Goodwill impairment (Note 3c)	—	2,410	—
Interest expense – net (Note 8)	20,024	22,723	20,324

Earnings before income taxes	286,174	32,592	47,599
Provision for income taxes (Note 9)	(105,405)	(13,333)	(18,363)

Earnings from continuing operations	180,769	19,259	29,236
Loss from discontinued operations (Note 3d)	(2,923)	(760)	—

Net earnings for the year	177,846	18,499	29,236

Retained earnings –
Dividends on preferred shares	(611)	(2,250)	(2,250)

Earnings available to common shareholders	177,235	16,249	26,986
Dividends on common shares	(25,004)	(11,605)	(6,466)
Retained earnings, beginning of the year	110,502	105,858	100,461
Goodwill impairment (Note 2)	—	—	(15,123)

Retained earnings, end of the year (Note 10)	$262,733	$110,502	$105,858

Basic earnings per common share – continuing operations	$3.70	$0.42	$0.71

Basic earnings per common share	$3.64	$0.41	$0.71

Diluted earnings per common share – continuing operations	$3.62	$0.42	$0.68

Diluted earnings per common share	$3.56	$0.39	$0.68

30 RUSSEL METALS 2004 ANNUAL REPORT

CONSOLIDATED CASH FLOW STATEMENTS

For the years ended December 31 ($000)	2004	2003	2002

Operating activities
Earnings from continuing operations	$180,769	$19,259	$29,236
Depreciation and amortization	18,608	16,335	15,192
Future income taxes	5,021	(426)	8,708
Loss (gain) on sale of fixed assets	264	(89)	26
Restructuring costs	2,051	3,162	2,749
Debt restructuring costs	3,071	—	—
Stock-based compensation	924	217	—
Goodwill impairment	—	2,410	—
Foreign exchange gain	—	—	(261)

Cash from operating activities before working capital	210,708	40,868	55,650

Changes in non-cash working capital items
Accounts receivable	(122,814)	18,193	(210)
Inventories	(260,898)	91,439	(55,841)
Accounts payable and accrued liabilities	128,353	(12,669)	23,926
Current income taxes	54,711	11,681	3,919
Other	(2,075)	2,571	(923)

Change in non-cash working capital	(202,723)	111,215	(29,129)

Cash from operating activities	7,985	152,083	26,521

Financing activities
(Decrease) increase in bank borrowing	(44,851)	56,952	21,141
Repurchase of long-term debt	(184,715)	—	—
Issuance of long-term debt	235,200	—	—
Issue of common shares (Note 10)	54,439	5,663	253
Redemption of preferred shares	(30,000)	—	—
Repayment of debt assumed	—	(99,262)	—
Dividends on common shares	(25,004)	(11,605)	(6,466)
Dividends on preferred shares	(611)	(2,250)	(2,250)
Deferred financing costs	(9,117)	(77)	(14)

Cash from (used in) financing activities	(4,659)	(50,579)	12,664

Investing activities
Purchase of fixed assets	(25,394)	(34,879)	(12,768)
Proceeds on sale of fixed assets	849	1,804	2,328
Proceeds from sale of business and assets held for sale (Notes 3 and 4)	3,675	—	—
Purchase of businesses (Note 3)	—	(70,359)	(21,406)
Other	305	(4,628)	578

Cash used in investing activities	(20,565)	(108,062)	(31,268)

Discontinued operations
Operating activities	(1,484)	(593)	—
Investing activities	349	1,091	—

Cash from (used in) discontinued operations	(1,135)	498	—

Increase (decrease) in cash	(18,374)	(6,060)	7,917
Cash, beginning of the year	19,008	25,068	17,151

Cash, end of the year	$634	$19,008	$25,068

RUSSEL METALS 2004 ANNUAL REPORT 31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

a) Principles of consolidation

The consolidated financial statements include the accounts of Russel Metals Inc. and its subsidiary companies herein referred to as the Company. The reporting currency is Canadian dollars unless otherwise noted. All material inter-company balances, transactions and profits have been eliminated.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Material differences from accounting principles generally accepted in the U.S. are disclosed in Note 15.

The revenue and results of operations of Poutrelles Delta have been reclassified to reflect the classification of this operation as discontinued (Note 3).

b) Inventories

Inventories are recorded at the lower of cost and net realizable value. Cost is determined on either an average cost basis or an actual cost basis depending on the business unit.

c) Property, plant, equipment and depreciation

Property, plant, equipment and leasehold improvements are recorded at cost. Depreciation is provided on a straight-line basis at rates that charge the original cost of such assets to operations over their estimated useful lives. The rates used are 20 to 40 years for buildings, 10 years for machinery and equipment, two to five years for computer equipment and over the lease term for leasehold improvements. Depreciation expense was $17,337,000 in 2004 (2003: $15,145,000; 2002: $13,973,000).

d) Deferred financing charges and amortization

Costs incurred that relate to financing are deferred and amortized over the period of the related financing. Deferred financing charges are recorded at cost less accumulated amortization. Amortization of deferred financing charges was $1,271,000 in 2004 (2003: $1,190,000; 2002: $1,219,000).

e) Goodwill and amortization

Goodwill represents the excess purchase price paid on acquisitions over the value assigned to identifiable net assets acquired. Goodwill is not amortized but is subject to an impairment test performed at least annually (see Note 3).

f) Pensions

The cost of pension benefits earned by employees covered under defined benefit plans is determined using the projected benefit method prorated on service and is charged to expense as services are rendered. Aggregate gains and losses and past service costs are amortized on a straight-line basis over the estimated average remaining service lives of the employee groups, using the corridor approach. The cost of post-retirement benefits other than pensions is recognized on an accrual basis over the working lives of employees.

g) Income taxes

The Company uses the liability method of income tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the financial accounting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

h) Foreign currency translation

The accounts of self-sustaining foreign subsidiaries are translated into Canadian dollars at the noon spot rates in effect at the balance sheet date. For 2004, the U.S. dollar published exchange rate was 1.2036 (2003: 1.2924). Revenues and expenses are translated at the average rate of exchange for the year. For 2004, the U.S. dollar published average exchange rate was 1.3013 (2003: 1.4010; 2002: 1.5703). The resulting gains or losses are included in the cumulative translation adjustment line.

Exchange gains or losses on long-term debt denominated in foreign currencies not designated as a hedge are expensed as incurred (see Note 11). Exchange gains or losses on the translation of long-term debt denominated in a foreign currency designated as a hedge of the Company’s net investment in foreign subsidiaries are included in the cumulative translation adjustment line of shareholders’ equity.

i) Earnings per share

Basic earnings per common share are calculated using the weighted daily average number of common shares outstanding. The weighted average number of common shares for 2004 was 48,671,915 (2003: 40,021,479; 2002: 38,024,034).

j) Stock-based compensation

Effective January 1, 2003, the Company adopted the fair value method of accounting for stock-based payments. Prior to 2003, the Company had chosen to account for the employee stock-based compensation plans using the intrinsic value-based method. Pro forma net income and earnings per share have been provided as if the fair value-based accounting method had been used since January 1, 2001 (Note 10).

k) Revenue recognition

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, selling price is fixed and collection is reasonably assured. Revenue on certain sales in the energy segment, where the Company acts as an agent, is presented on a net basis.

32 RUSSEL METALS 2004 ANNUAL REPORT

l) Derivative financial instruments

The Company uses foreign exchange contracts to manage foreign exchange risk on certain committed cash outflows, primarily inventory purchases. Gains and losses are recognized through income in the same period or manner as the hedged item. Realized and unrealized foreign exchange gains and losses not designated as a hedge are included in income. Derivatives are not entered into for speculative purposes and the use of derivative contracts is governed by documented risk management policies.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific firm commitments or forecasted transactions. The Company assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the cash flows of hedged items.

m) Cash

Cash includes short-term investments with a maturity of less than 30 days.

n) Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. In particular, inventories, accounts receivable, asset retirement obligations, fair values, other contingencies, and assigned values on net assets acquired represent management’s best estimates. Actual results could differ from these estimates.

2. Change in Accounting Policies

a) Effective January 1, 2004, the Company adopted the new accounting guideline AcG-13, Hedging Relationships, which establishes certain conditions for when hedge accounting may be applied. The guideline sets out the requirements for the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. The Company has applied this standard to the fixed for fixed cross currency swaps entered into on February 20, 2004, in order to hedge the last US$100 million of its US$175 million U.S. Senior Notes (see Note 7). In addition, this standard has been applied to the Company’s other hedging relationships, namely foreign exchange contracts used to manage certain committed cash flows and the hedge of the net investment in U.S. subsidiaries.

b) Effective January 1, 2004, the Company adopted the new CICA Handbook section 3110, Asset Retirement Obligations. This standard establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The Company has certain significant asset retirement obligations relating to its land lease for its Thunder Bay Terminal operations. The landlord has the option to retain the facilities or to require the Company to remove them. In addition, the Company has certain end of lease obligations in six of its service center operations. The probability-weighted discounted asset retirement obligation was $106,000 and the probability-weighted undiscounted asset retirement obligation was $239,000, both at December 31, 2004.

c) Effective January 1, 2004, the Company prospectively adopted the new CICA Handbook section 1100, Generally Accepted Accounting Principles (GAAP). This standard establishes what constitutes Canadian generally accepted accounting standards and provides guidance on the GAAP hierarchy. The adoption of this standard did not have a material effect on the Company’s results of operations, financial position or cash flows.

d) Effective October 1, 2004, the Company prospectively adopted the new accounting guideline AcG-15, Variable Interest Entities. The adoption of this standard did not have a material effect on the Company’s results of operations, financial position or cash flows.

e) In the fourth quarter of 2003, the Company prospectively adopted, effective January 1, 2003, the fair value method of accounting for employee stock-based payments issued after that date. The impact of the adoption of this standard for the year ended December 31, 2004 resulted in additional compensation expense of $924,000 (2003: $217,000). For options issued prior to January 1, 2003, the Company had chosen to account for the employee stock-based compensation plans using the intrinsic value-based method as allowed by the Canadian standard adopted on January 1, 2001. As required by the transitional provisions of the standard, pro forma net income and earnings per share information has been provided as if the fair value-based accounting method had been used since January 1, 2001 for options issued prior to January 1, 2003 (see Note 10).

f) Effective May 1, 2003, the Company adopted the new accounting standard for the Disposal of Long-Lived Assets and Discontinued Operations. This standard, along with emerging issues abstracts EIC-134, Accounting for Severance and Termination Benefits and EIC-135, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring), have been applied to the restructuring, as a result of the Acier Leroux inc. acquisition (see Note 3).

g) In 2003, the Company also adopted the new standard on financial statement presentation and new accounting guideline on disclosure of guarantees. The implementation of these standards did not have a material effect on the Company’s results of operations, financial position or cash flows.

h) Effective January 1, 2002, the Company adopted the provisions of the Canadian accounting standard for goodwill and other intangibles. Under this standard, goodwill is no longer amortized but is subject to an impairment test at least annually. As required by the standard, the Company has performed a transitional goodwill impairment evaluation based on discounted cash flows in each reporting unit as at January 1, 2002. The transitional impairment loss of $15,123,000 as a result of this evaluation was charged to retained earnings at January 1, 2002.

RUSSEL METALS 2004 ANNUAL REPORT 33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. Business Acquisitions

a) Acquisitions

On July 3, 2003, the Company purchased 99.52% of the issued and outstanding Class A shares, 97.53% of the issued and outstanding Class B shares, 86.61% of the outstanding 8% convertible unsecured subordinated debentures and 87.2% of the outstanding 7.25% convertible unsecured subordinated debentures of Acier Leroux inc. Acier Leroux is a service center operation with Canadian locations in Ontario, Quebec and the Atlantic provinces. The Company issued 3,546,874 shares and paid $48,947,000 in cash in consideration for the shares and $16,684,000 in cash in consideration for the tendered debentures. In addition the Company entered into an arrangement with the former Chairman and Chief Executive Officer of Acier Leroux requiring payments over a three-year period in the amount of $1,350,000, which was accrued as a transaction cost.

On August 19, 2003, the Company, under the provisions of the Companies Act (Quebec) acquired the remaining shares of Acier Leroux for $1,190,000 in cash. On August 27, 2003, Acier Leroux redeemed the debentures not acquired in the offer.

The final net assets acquired, at assigned values, are as follows:

($000)

Accounts receivable	$74,572
Inventories	82,880
Fixed assets	60,180
Other assets	2,122
Goodwill	7,815

Total assets - continuing operations	227,569
Accounts payable and accrued liabilities	(47,127)
Accrued pension and benefit liability	(1,380)
Future income taxes	11,057

Net identifiable assets - continuing operations	190,119
Discontinued operations	7,481
Debt assumed, net of cash of $2.7 million	(123,956)

Net assets acquired	$73,644

Consideration:
Cash	$50,137
Russel Metals common shares	19,969
Transaction costs, net of taxes	3,538

$73,644

Effective September 9, 2002, the Company purchased substantially all of the assets of the Milwaukee, Wisconsin service center operation formerly known as Williams Steel for $17.0 million in cash. This acquisition was intended to strengthen the existing Bahcall operations in Wisconsin and led to the restructuring of these operations. Costs associated with the restructuring of the Williams Steel location of $0.2 million were included in goodwill.

Effective March 1, 2002, the Company purchased the operations and the fixed assets of Arrow Steel Processors, a coil processor of customer owned material located in Texas for $4.4 million cash.

Effective September 1, 2000, the Company purchased Triumph Tubular & Supply Ltd., a Calgary, Alberta, distributor of oil country tubular goods. Additional amounts under an earnout based on results may be paid over five years and would be incremental to goodwill. The additional amount related to 2004 is $1.4 million (2003: $nil; 2002: $nil). There are no additional amounts to be paid under the earnout arrangement.

These acquisitions have been accounted for using the purchase method and their results of operations have been consolidated since their respective acquisition dates.

The 2004 goodwill relating to Triumph Tubular & Supply Ltd. has been allocated to the energy tubular products segment. The remaining goodwill for 2004 and 2003 has been allocated to the metals service centers segment. The tax-deductible portion of goodwill is $nil (2003: $nil; 2002: $2.7 million).

34 RUSSEL METALS 2004 ANNUAL REPORT

The continuity of the carrying value of the goodwill is as follows:

($000)

Balance December 31, 2002	$2,709
Foreign exchange	(299)
Goodwill impairment	(2,410)
Preliminary Acier Leroux	4,216

Balance December 31, 2003	4,216
Change in allocation of the purchase price of Acier Leroux	3,599
Triumph Tubular earnout	1,390

Balance December 31, 2004	$9,205

The significant changes in the allocation of the purchase price of Acier Leroux were to decrease fixed assets by $0.5 million and to increase accounts payable by $2.3 million to provide for estimated expenditures.

b) Restructuring

Restructuring of the Company’s operations as a result of acquisitions is charged to income as incurred. Restructuring relating to the acquired operation is included in the net assets acquired.

Restructuring, relating to the service center segment, is charged to income as follows:

($000)	2004	2003	2002

Acier Leroux acquisition	$3,695	$3,583	$—
Williams Steel acquisition	231	—	3,141
A.J. Forsyth acquisition	(294)	—	(392)

Restructuring costs	$3,632	$3,583	$2,749

In 2003, a restructuring charge of $3.6 million was recorded as a result of the severance, employee benefits and termination costs related to the closure of the Russel Metals’ operations as a result of the acquisition of Acier Leroux. These costs primarily related to the closure of the Russel Metals’ Lachine, Quebec location. Operations ceased at Lachine on December 31, 2003, and the vacant property along with the vacant Dartmouth property acquired in the Leroux acquisition were classified as an Asset Held for Sale in the first quarter of 2004. During 2004, the Company sold its Dartmouth property for the assigned value of $2.2 million. In 2004, the Company incurred a restructuring charge of $3.7 million related to the restructuring of the Russel Metals’ locations as a result of the Acier Leroux acquisition. These costs primarily related to the restructuring of the Ontario region and the ongoing costs associated with the Lachine property. The Leroux restructuring is expected to be complete upon the sale of the Lachine property.

The continuity of the Leroux restructuring provision is as follows:

	Special	Contractual
	Termination	Termination
($000)	Benefits	Costs	Other	Total

Restructuring expensed in 2003	$327	$2,507	$749	$3,583
Cash payments	(99)	(105)	(217)	(421)

Balance December 31, 2003	228	2,402	532	3,162
Restructuring expensed in 2004	—	783	2,912	3,695
Cash payments	(198)	(1,516)	(861)	(2,575)
Non-cash changes to the provision	(30)	(1,169)	(2,583)	(3,782)

Balance December 31, 2004	$—	$500	$—	$500

Non-cash changes to the provision relate to the write-down of fixed assets and changes in accrued employee benefit obligations.

RUSSEL METALS 2004 ANNUAL REPORT 35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In 2002, costs of restructuring the Bahcall locations as a result of the Williams Steel purchase, including the closure of the Waukeshau location and employee terminations, of $3.1 million were expensed to income as a provision for restructuring. In addition, costs previously provided for the restructuring of A.J. Forsyth not required of $0.4 million were taken into income. In 2004, restructuring of $0.5 million (2003: $3.1 million) was charged to these provisions. The unutilized balance of $0.3 million relating to A.J. Forsyth and additional restructuring relating to Bahcall of $0.2 million were expensed in 2004. The restructuring of these operations as a result of acquisitions has been completed.

c) Goodwill impairment

The Company completed its annual goodwill impairment test during the fourth quarter of 2004, resulting in no impairment charge.

In the fourth quarter of 2003, this evaluation concluded that the fair value associated with the service center segment’s Williams Bahcall operation, due to continuing operating losses, could not support the carrying value of the goodwill and accordingly the Company recorded a goodwill impairment charge of $2.4 million.

d) Discontinued operations

As part of the acquisition of Acier Leroux, the Company adopted a formal plan to dispose of their U.S. operations. At December 31, 2004, all of these operations have been divested. The revenue generated by these operations prior to sale was $3.4 million (2003: $3.3 million) and pre-tax profits were $0.3 million (2003: $0.8 million loss).

On December 23, 2004, the Company received an offer pursuant to the Shareholders Agreement whereby the minority shareholders would purchase the Company’s holdings of Poutrelles Delta Inc. Consequently, the Company has classified Poutrelles Delta as discontinued and recorded a loss to fair value of $0.6 million. The revenue and results of operations for Poutrelles Delta for the current and prior periods have been reclassified as discontinued. The revenue generated by this operation for 2004 was $25.9 million (2003: $10.1 million) and pre-tax profits were $0.6 million (2003: $nil). At December 31, 2004, Poutrelles Delta had certain forward contracts in the amount of US$2 million, whose fair value approximates the contract value.

During the year ended December 31, 2004, the Company incurred an additional charge of $3.2 million, net of tax, relating to long-term lease obligations and other environmental cleanup costs for operations classified as discontinued in 1995.

Basic and fully diluted loss per share from discontinued operations was $0.06 (2003: $0.02).

4. Divestitures

In 2004, the Company disposed of two operations acquired with the Acier Leroux acquisition.

On May 14, 2004, the Company sold the inventory and certain fixed assets of the Dollard Steel operation for book value of $1.5 million.

On July 30, 2004, the Company sold the inventory and fixed assets of its Plattsburgh, New York, operation for the assigned value of US$360,000. This operation was previously classified as discontinued.

5. Property, Plant and Equipment

($000)		2004		2003
	Cost	Net	Cost	Net

Land and buildings	$134,861	$101,497	$139,850	$106,460
Machinery and equipment	184,833	69,668	179,548	68,140
Leasehold improvements	24,547	9,490	25,454	10,329

	$344,241	$180,655	$344,852	$184,929

6. Revolving Credit Facilities

On October 29, 2004, the Company entered into a new credit facility with a syndicate of banks, which provides a line of credit to a maximum of $200 million, including letters of credit. This three-year facility provides for annual extensions. Borrowings under this facility are restricted by certain financial covenants with which the Company was in compliance at December 31, 2004. The obligations of the Company under this agreement are secured by a pledge of trade accounts receivable and inventories of a significant portion of the Company’s operations. At December 31, 2004, the Company had borrowings of $13.0 million (2003: $79.0 million) and letters of credit of $35.1 million (2003: $25.8 million) under this facility. Deferred charges relating to the previous bank facility of $0.5 million were charged to income.

In addition, certain U.S. subsidiaries of the Company have their own credit facility. The maximum borrowing under this facility is US$45.0 million. At December 31, 2004, these subsidiaries had US$nil borrowings (2003: US$nil) and letters of credit of US$14.6 million (2003: US$9.4 million) under this facility.

36 RUSSEL METALS 2004 ANNUAL REPORT

7. Long-Term Debt

The components of long-term debt are as follows:

($000)	2004	2003

6.375% US$175 million Senior Notes due March 1, 2014	$210,630	$—
10% US$115.6 million Senior Notes due June 1, 2009	—	149,402
8.0% Subordinated Debentures due June 15, 2006	—	30,000

	$210,630	$179,402

On February 20, 2004, the Company completed the issue of US$175 million of Senior Notes due March 1, 2014, bearing interest at 6.375%. The proceeds of this issue were used to redeem US$95.5 million of the 10% Senior Notes due June 1, 2009, including a call premium, for 1.0725, the $30 million 8% Subordinated Debentures due June 15, 2006, and the $30 million Class II preferred shares during the first quarter of 2004. The remaining US$20.1 million of 10% Senior Notes were redeemed on June 1, 2004, including a call premium, for 1.05. The call premiums and deferred charges of $2.5 million relating to the redeemed debt were charged to income.

The US$175 million Senior Notes are redeemable, in whole or in part, at the option of the Company on or after March 1, 2009 at 103.188% of the principal amount declining rateably to 100% of the principal amount on or after March 1, 2012. In addition, the Notes are also redeemable, in whole, at the option of the Company at any time at 100% of the principal amount in the event of certain changes affecting Canadian withholding taxes. The Notes contain certain restrictions on the payment of common share dividends in excess of $0.08 per share per quarter.

On February 20, 2004, the Company entered into fixed for fixed cross currency swaps with major banks to manage the foreign currency exposure on the last US$100 million of the 6.375% Senior Notes. On the swaps, the Company receives U.S. denominated interest at 6.375% on a notional US$100 million and pays Canadian dollar interest at 7.12% on a notional $131.8 million. As part of the swaps, the Company exchanged US$100 million for $131.8 million on February 20, 2004 and will receive US$100 million for $131.8 million on March 1, 2014. Both the swap counterparties and the Company have the right to early terminate the swaps in the first quarter of 2009. On a monthly basis, the Senior Notes are recorded at month-end exchange rates and the difference between the swap rate of $1.3180 and the month-end rate is recorded separately as Other Assets or Accrued Liabilities.

8. Interest Expense

($000)	2004	2003	2002

Interest on long-term debt	$16,989	$18,839	$20,550
Other interest expense (income)	3,035	3,884	(226)

	$20,024	$22,723	$20,324

Total interest paid by the Company in 2004 was $20,071,000 (2003: $21,746,000; 2002: $20,298,000).

RUSSEL METALS 2004 ANNUAL REPORT 37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9. Income Taxes

a) The non-current future income tax balances consist of:

($000)	2004	2003

Future income tax assets
Tax benefits of loss carryforwards	$860	$8,820
Plant and equipment	(649)	198
Pensions and benefits	981	974
Other timing	2,644	3,294

Gross future income tax assets	3,836	13,286
Valuation allowance	(2,222)	(2,828)

Total future income tax assets	1,614	10,458

Future income tax liabilities
Plant and equipment	(5,137)	(6,650)
Pensions and benefits	2,399	2,608
Other timing	(2,250)	1,117
Unrealized foreign exchange charged to equity	(1,843)	(3,184)

Total future income tax liabilities	(6,831)	(6,109)

Net future income taxes	$(5,217)	$4,349

b) The Company’s effective income tax rate is derived as follows:

	2004	2003	2002

Average combined statutory rate	36.0%	37.0%	39.0%
Statutory tax rate changes	—	2.8%	—
Large Corporation Tax	—	0.6%	0.5%
Rate difference of U.S. companies	0.9%	—	(1.1%)
Other	(0.1%)	0.5%	0.2%

Average effective tax rate	36.8%	40.9%	38.6%

c) The details of the income tax provision are as follows:

($000)	2004	2003	2002

Current provision	$100,384	$13,759	$9,655
Future provision	5,021	(1,326)	8,708
Statutory rate adjustments	—	900	—

	$105,405	$13,333	$18,363

d) Income taxes paid in 2004 were $47,311,000 (2003: $7,777,000; 2002: $5,942,000).

e) The Company has Canadian net operating losses carried forward for tax purposes for which a valuation allowance has been recorded that expire as follows:

($000)	Year of Expiry	Amount

	2006	$651
	2007	745
	2008	506
	2009	147
	2010	262
	2011	145

In addition, the Company has recorded a valuation allowance for timing differences of approximately $3.9 million (2003: $4.8 million).

38 RUSSEL METALS 2004 ANNUAL REPORT

10. Shareholders’ Equity

a) The components of shareholders’ equity are as follows:

($000)	2004	2003

Common shares	$203,090	$147,981
Retained earnings	262,733	110,502
Contributed surplus (relating to stock-based compensation)	446	192
Cumulative translation adjustment	(9,695)	(4,833)

	$456,574	$253,842

b)    At December 31, 2004, the authorized share capital of the Company consists of:

i)	an unlimited number of common shares without nominal or par value;

ii)	an unlimited number of Class I preferred shares without nominal or par value, issuable in series; and

iii)	an unlimited number of Class II preferred shares without nominal or par value, issuable in series.

The Directors have the authority to issue the Class I and Class II preferred shares in series and fix the designation, rights, privileges and conditions to be attached to each series, except the Class I shares shall be entitled to preference over the Class II shares with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Company.

The Company’s 1,200,000 cumulative, redeemable Class II preferred shares were redeemed on March 22, 2004 (Note 7).

c) The number of common shares issued and outstanding at December 31 was as follows:

	Number of	Amount
	Shares	($000)

Balance, December 31, 2002	38,057,001	$122,324
Shares issued – Acier Leroux acquisition	3,546,874	19,969
Stock options exercised	1,419,567	5,688
Shares cancelled	(100)	—

Balance December 31, 2003	43,023,342	$147,981
Common shares issued	5,750,000	49,240
Stock options exercised	1,114,317	5,869

Balance, December 31, 2004	49,887,659	$203,090

d) The Company has a shareholder-approved share option plan, the purpose of which is to provide the Directors and employees of the Company and its subsidiaries with the opportunity to participate in the growth and development of the Company. The number of common shares that may be issued under the share option plan is 4,500,000. The options are exercisable on a cumulative basis to the extent of either 33 1/3% or 20% per year of total options granted, except that under certain specified conditions the options become exercisable immediately. The consideration paid by employees for purchase of common shares is added to share capital.

The following is a continuity schedule of options outstanding:

				Weighted Average
		Number of Options		Exercise Price
	2004	2003	2004	2003

Balance, beginning of the year	2,031,133	2,682,100	$4.40	$3.94
Granted	888,500	795,000	9.15	5.22
Exercised	(1,114,317)	(1,419,567)	4.76	3.99
Expired and forfeited	(11,500)	(26,400)	4.03	4.30

Balance, end of the year	1,793,816	2,031,133	$6.52	$4.40

Exercisable	327,216	795,922	$5.45	$4.46

RUSSEL METALS 2004 ANNUAL REPORT 39

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The outstanding options have an exercise price range as follows:

(number of options)	2004	2003

$9.15	776,050	—
$5.50 - $9.14	27,000	87,000
$4.50 - $5.49	567,766	952,133
$3.00 - $4.49	423,000	992,000

Options outstanding	1,793,816	2,031,133

The options expire in the years 2005 to 2014 and have a weighted average remaining contractual life of 7.8 years (2003: 7.1 years).

On January 1, 2003, the Company adopted the fair value-based method of accounting for stock-based compensation. Prior to January 1, 2003, the Company accounted for stock options using the intrinsic value-based method.

As required by the standard, disclosure of pro forma net earnings and earnings per share, as calculated under the fair value-based method adopted since January 1, 2001, is as follows:

($000 except per share data)	2004	2003	2002

Net earnings - as reported	$177,846	$18,499	$29,236
Additional compensation expense	(340)	(496)	(764)

Net earnings	$177,506	$18,003	$28,472

Basic earnings per common share	$3.63	$0.39	$0.69
Diluted earnings per common share	$3.55	$0.38	$0.66

The Black Scholes option-pricing model assumptions used to compute compensation expense under the fair value-based method are as follows:

	2004			2003	2002

Dividend yield	5.0%			5.0%	5.0%
Expected volatility	28.5%			34.6%	39.6%
Expected life	7	yrs	7	yrs	7	yrs
Risk free rate of return	5.0%			5.0%	5.0%
Weighted average fair value of options granted	$1.89			$1.30	$1.09

e) Diluted share amounts were computed as follows:

(number of shares)	2004	2003	2002

Weighted average shares outstanding	48,671,915	40,021,479	38,024,034
Shares assumed issued - options	1,114,227	1,981,324	1,948,942

Diluted weighted average shares outstanding	49,786,142	42,002,803	39,972,976

11. Financial Instruments

a) Fair value

The fair value of long-term debt as at December 31, 2004 and 2003 is estimated based on the last quoted trade price, where they exist, or on the current rates available to the Company for similar debt of the same remaining maturities.

($000)	2004	2003

Long-term debt
Carrying amount	$210,630	$179,402
Fair value	$212,736	$187,912

40 RUSSEL METALS 2004 ANNUAL REPORT

On February 20, 2004, the Company entered into fixed for fixed cross currency swaps with major banks (Note 7). At December 31, 2004, the fair value of the liability of these swaps was $19.4 million. The portion attributable to the change in foreign exchange of $11.4 million is recorded as an Other Accrued Liability. At December 31, 2004, the Company had forward exchange contracts outstanding whose fair value approximates their contract value.

As at December 31, 2004 and 2003, the estimated fair value of other financial assets, liabilities and off-balance sheet instruments, such as letters of credit, approximates their carrying values.

b) Credit risk

The Company, in the normal course of business, is exposed to credit risk relating to accounts receivable from its customers. This risk is mitigated by the fact that its customer base is geographically diverse and in different industries. The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts and the fixed for fixed cross currency swaps. The Company mitigates this risk by entering into forward contracts and swaps with members of the credit facility syndicate.

c) Interest rate risk

The Company is not exposed to significant interest rate risk. The Company’s long-term debt is at fixed rates. The Company’s bank debt that is used to finance working capital, which is short-term in nature, is at floating interest rates.

d) Foreign exchange risk

The Company uses foreign exchange contracts with maturities of less than a year to manage foreign exchange risk on certain future committed cash outflows. As at December 31, 2004, the Company had outstanding forward foreign exchange contracts in the amount of US$27.6 million, maturing in the first quarter of 2005 (2003: US$15.3 million and €1.8 million). The foreign exchange gain on U.S. denominated financial assets and liabilities included in 2004 operating earnings from continuing operations was $2.3 million (2003 gain: $881,000; 2002 loss: $560,000).

The Company has designated US$75 million of the Senior Notes as a hedge of its net investment in foreign subsidiaries. In 2003, the Company designated US$69.4 million of its then senior notes and other U.S. borrowings as a hedge of its net investment in foreign subsidiaries. The exchange gains and losses on U.S. borrowings not designated as a hedge of its net investment or hedged by the fixed for fixed cross currency swaps are charged to income as incurred. This resulted in no foreign exchange gain or loss recognized in income in 2004 (2003 gain: $348,000; 2002 gain: $261,000).

12. Segmented Information

The Company conducts business primarily in three metals business segments.

i)	Metals service centers

The Company’s network of metals service centers provides processing and distribution services on a broad line of metal products in a wide range of sizes, shapes and specifications, including carbon hot rolled and cold finished steel, pipe and tubular products, stainless steel and aluminium. The Company services all major geographic regions of Canada and certain regions in the Midwestern United States.

ii)	Energy tubular products

The Company’s energy tubular products operations distribute oil country tubular products, line pipe, tubes, valves and fittings, primarily to the energy sector in Western Canada and the Western United States.

iii)	Steel distributors

The Company’s steel distributors act as master distributors selling steel to customers in large volumes, mainly on an “as is” basis. The steel distributors source their steel domestically and off-shore.

The Company has segmented its operations on the basis of management reporting and geographic segments in which it operates.

RUSSEL METALS 2004 ANNUAL REPORT 41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

a) Results by business segment:

($000)	2004	2003	2002

Segment Revenues
Metals service centers	$1,538,170	$912,671	$750,878
Energy tubular products	395,296	297,532	289,623
Steel distributors	471,205	283,579	348,055

	2,404,671	1,493,782	1,388,556
Other	13,953	13,201	14,719

	$2,418,624	$1,506,983	$1,403,275

Segment Operating Profits
Metals service centers	$209,850	$37,832	$31,516
Energy tubular products	47,200	13,764	13,612
Steel distributors	78,189	13,380	28,090

	335,239	64,976	73,218
Other income	4,565	4,002	5,732
Corporate expenses	(16,256)	(8,018)	(8,539)

	$323,548	$60,960	$70,411

Capital Expenditures
Metals service centers	$24,390	$33,466	$11,416
Energy tubular products	758	1,032	1,009
Steel distributors	71	77	202
Other	175	304	141

	$25,394	$34,879	$12,768

Depreciation Expense
Metals service centers	$14,828	$12,580	$11,549
Energy tubular products	1,108	1,126	1,010
Steel distributors	463	529	502
Other	938	910	912

	$17,337	$15,145	$13,973

Identifiable Assets
Metals service centers	$662,422	$501,433	$312,999
Energy tubular products	228,325	144,809	145,670
Steel distributors	192,383	71,436	162,776

Identifiable assets by segment	1,083,130	717,678	621,445
Assets not included in segments
Cash	634	19,008	25,068
Income tax assets	7,610	16,370	12,004
Deferred financing charges	8,357	3,547	4,962
Other assets	2,566	2,840	3,172
Corporate and other operating assets	44,184	31,176	28,943

Total assets	$1,146,481	$790,619	$695,594

42 RUSSEL METALS 2004 ANNUAL REPORT

b) Results by geographic segment:

($000)	2004	2003	2002

Segment Revenues
Canada	$1,776,412	$1,127,799	$991,821
United States	628,259	365,983	396,735

	$2,404,671	$1,493,782	$1,388,556

Segment Operating Profits
Canada	$232,949	$55,713	$54,899
United States	102,290	9,263	18,319

	$335,239	$64,976	$73,218

Identifiable Assets
Canada	$903,019	$580,955	$439,910
United States	180,111	136,723	181,535

	$1,083,130	$717,678	$621,445

13. Pensions and Benefits

The Company maintains defined benefit pension plans, post-retirement benefit plans and defined contribution pension plans in Canada and 401(k) defined contribution pension plans in the United States.

The components of the Company’s pension and benefit expense include the following:

($000)	2004	2003	2002

Defined benefit pension plans
Benefits earned during the year	$1,505	$1,538	$1,399
Interest cost on benefit obligation	4,166	3,825	3,639
Expected return on plan assets	(3,952)	(3,353)	(3,333)
Curtailment loss	81	225	—
Settlement loss	225	648	—
Other	334	170	208

	2,359	3,053	1,913
Post-retirement benefits	12	112	390
Defined contribution plans paid during the year	808	794	834

	3,179	3,959	3,137
Related to discontinued operations	(426)	(462)	(475)

Pension and benefit expense	$2,753	$3,497	$2,662

The actuarial determinations were based on the following assumptions in each year:

	2004	2003	2002

Assumed discount rate - year end	6.0%	6.5%	6.5%
Expected long-term rate of return on plan assets	7.0%	7.0%	7.0%
Rate of increase in future compensation	4.0%	4.0%	4.0%
Rate of increase in future government benefits	3.5%	3.5%	3.5%

The health care cost trend rates used were 5%, for dental and 8% (2003: 9%; 2002: 9%) graded out for medical, which is reduced 1% per year until 5%, and 5% thereafter. A 1% change in trend rates would result in an increase in the accrued benefit obligation for post-retirement benefits of $712,000 or a decrease of $637,000 and an increase in net periodic cost of $59,000 or a decrease of $49,000.

RUSSEL METALS 2004 ANNUAL REPORT 43

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following information pertains to the Company’s defined benefit pension and other benefit plans, excluding those which are in the process of being wound up.

	Pension Plans		Other Benefit Plans
($000)	2004	2003	2004	2003

Reconciliation of accrued benefit obligation
Balance, beginning of the year	$64,159	$54,808	$5,643	$5,828
Acquisition	—	5,603	—	—
Current service cost	1,505	1,538	8	48
Participant contribution	327	337	—	—
Interest cost	4,166	3,825	355	372
Benefits paid	(3,347)	(2,682)	(377)	(300)
Plan amendments	312	141	—	—
Corporate restructuring giving rise to:
Curtailment	81	225	(348)	(305)
Actuarial loss	7,053	364	1,109	—

Balance, end of the year	$74,256	$64,159	$6,390	$5,643

Reconciliation of fair value of plan assets
Balance, beginning of the year	$56,335	$45,825	$—	$—
Acquisition	—	4,223	—	—
Actual return of plan assets	3,156	6,310	—	—
Employer contributions	3,361	2,322	377	300
Employee contributions	327	337	—	—
Benefits paid	(3,347)	(2,682)	(377)	(300)

Balance, end of the year	$59,832	$56,335	$—	$—

Unamortized amounts
Funded status – (deficit)	$(14,424)	$(7,824)	$(6,390)	$(5,643)
Unrecognized prior service cost	589	264	—	—
Unamortized net actuarial loss (gain)	9,439	2,134	640	(473)

Accrued benefit liability	$(4,396)	$(5,426)	$(5,750)	$(6,116)

As at December 31, 2004 and 2003, one of the Company’s pension plans, included in the previous table, had a projected benefit obligation of $9.3 million (2003: $7.6 million), a fair value of plan assets of $9.5 million (2003: $9.2 million ) and a surplus of $0.2 million (2003: $1.6 million). The remaining plans have an unfunded obligation. The closure of Lachine (see Note 3) resulted in a partial settlement and curtailment of one of the Company’s plans. The 2003 comparable figures have been reclassified to reflect the fact that the curtailment is expected to be paid subsequent to 2004.

In 2003, the Company acquired two pension plans as part of the Acier Leroux acquisition. These plans had assets of $4.2 million and an accrued benefit obligation of $5.6 million as of the acquisition date. The deficit in the plan of $1.4 million was included in the net assets acquired in the Leroux acquisition.

44 RUSSEL METALS 2004 ANNUAL REPORT

The other benefit plans represent obligations to retired employees of sold or closed businesses. No active employees are entitled to retirement benefits.

($000)	2004	2003

Defined contribution plans
Fair value of plan assets
Canadian plans	$5,598	$5,588
401(k) U.S. plans	19,149	18,181

	$24,747	$23,769

The Company has a number of plans in the process of being wound up that relate to previously discontinued operations with no further benefit obligation. The resolution of the surplus may result in sharing arrangements with employees of those operations. The fair value of the plan assets and surplus at December 31, 2004 is $2.7 million (2003: $2.6 million).

As at December 31, 2004, approximately 45% of all pension plan assets were invested in equities, 31% in fixed income securities, and 24% in cash and cash equivalents. The expected return on plan assets is based on historical returns on the Company’s Master Trust. Management endeavours to have an asset mix of approximately 55% in equities, 40% in fixed income securities and 5% in cash and cash equivalents. The investment policy allows up to 30% in cash and cash equivalents. The volatility of the markets has caused management to invest a correspondingly greater percentage of the pension plan assets in cash and cash equivalents. The plan assets are not invested in either derivatives or real estate assets.

The expected annual benefits to be paid are as follows:

		Other
	Pension	Benefit
($000)	Plans	Plans	Total

2005	$5,155	$396	$5,551
2006	3,268	427	3,695
2007	3,498	457	3,955
2008	3,666	485	4,151
2009	3,841	509	4,350
2010–2014	22,842	2,954	25,796

The elements of defined benefit costs recognized in the year are as follows:

($000)	2004	2003

Service costs	$1,513	$1,586
Interest on accrued benefit obligation	4,521	4,197
Actual return on assets	(3,156)	(6,310)
Actuarial gains on accrued benefit obligation	5,277	364
Curtailment	(267)	(80)
Settlement	225	648
Prior service costs	312	141

Elements of future benefit costs	8,425	546
Adjustments to recognize the long-term nature of employee benefit costs:
Expected – actual return on assets	(796)	2,957
Actuarial gains recognized – actual accrued benefit obligation for year	(5,206)	(237)
Amortization of prior service cost	(52)	(101)

Defined benefit cost recognized	$2,371	$3,165

RUSSEL METALS 2004 ANNUAL REPORT 45

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. Contingencies, Guarantees and Commitments

a) The Company and certain of its subsidiaries have been named defendants in a number of legal actions. Although the outcome of these claims cannot be determined, management intends to defend all claims and has recorded provisions based on its best estimate of the potential losses. In the opinion of management the resolution of these matters is not expected to have a materially adverse effect on the Company’s financial position, cash flows or operations.

b) The Company and its subsidiary companies have operating lease commitments, with varying terms, requiring approximate annual payments as follows: 2005: $8.9 million; 2006: $6.8 million; 2007: $5.3 million; 2008: $3.3 million; 2009: $2.7 million; 2010 and beyond: $6.1 million. Rental expense on operating leases was as follows: 2004: $13.6 million; 2003: $10.1 million and 2002: $9.8 million.

c) The Company is incurring site cleanup and restoration costs related to properties held for resale. Remedial actions are currently underway at several sites. The estimated costs of these cleanups have been provided for based on management’s best estimates. Additional costs may be incurred at these or other sites, as site cleanup and restoration progress, but the amounts cannot be quantified at this time.

d) The Company has also entered into other agreements that provide indemnifications to counterparties in certain transactions including underwriting agreements. These indemnifications generally require the Company to indemnify the counterparties for costs incurred as a result of losses from litigation that may be suffered by counterparties arising from those transactions. The Company does not expect to make a payment on these indemnifications and accordingly no liability has been accrued.

15. United States Generally Accepted Accounting Principles

The following table represents the material differences between Canadian and U.S. Generally Accepted Accounting Principles (GAAP):

($000, except per share data)	2004	2003	2002

Net earnings for the year under Canadian GAAP	$177,846	$18,499	$29,236
Amortization of transitional obligation – pensions	(561)	(561)	(561)
Goodwill impairment – transitional loss	—	—	(15,123)

Net earnings – U.S. GAAP	177,285	17,938	13,552
Other comprehensive income items:
Change in currency translation adjustment	(6,705)	7,074	425
Tax effect of change in currency translation adjustment	1,843	(6,165)	(353)
Fair value of derivatives, net of tax	(5,196)	—	—
Unrealized gain in available for sale securities	(262)	262	—
Minimum pension liability, net of tax	(599)	1,395	1,762

Comprehensive earnings – U.S. GAAP	$166,366	$20,504	$15,386

Opening retained earnings and comprehensive earnings – U.S. GAAP	$108,899	$102,250	$95,580
Dividends on common shares	(25,004)	(11,605)	(6,466)
Dividends on preferred shares	(611)	(2,250)	(2,250)
Comprehensive earnings – U.S. GAAP	166,366	20,504	15,386

Closing retained earnings and comprehensive earnings – U.S. GAAP	$249,650	$108,899	$102,250

Basic earnings per common share – U.S. GAAP
– continuing operations	$3.69	$0.41	$0.30
Fully diluted earnings per common share – U.S. GAAP
– continuing operations	$3.61	$0.39	$0.29
Basic earnings per common share – U.S. GAAP	$3.63	$0.39	$0.30

Fully diluted earnings per common share – U.S. GAAP	$3.55	$0.37	$0.29

46 RUSSEL METALS 2004 ANNUAL REPORT

a) Statement of Financial Accounting Standards No. 87, Employer’s Accounting for Pensions, requires that the transitional obligation be amortized over the expected average service lives of the employee group rather than charged to retained earnings immediately as allowed under the Canadian standards. In addition, the U.S. standard requires the recognition of an additional minimum pension liability. Three of the Company’s plans and one executive arrangement have a minimum liability, which has been charged to other comprehensive income under U.S. GAAP.

b) In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets. The effect of adopting these standards is not materially different from the adoption of the Canadian standards (see Note 2) except that the transitional impairment loss is charged to earnings as a cumulative effect of a change in accounting principle under U.S. GAAP.

c) Other cumulative comprehensive income also includes changes in the cumulative translation account which represents a reduction in the Company’s shareholders’ equity and represents unrealized translation adjustments, which arise on the translation to Canadian dollars of U.S. denominated assets and liabilities. The Company has designated certain U.S. denominated debt as a hedge of its net investment in these U.S. subsidiaries (see Note 11). The change in the cumulative exchange account relating to debt designated as a hedge of the Company’s net investment in its foreign subsidiaries is a gain of $14.1 million in 2004 (2003 gain: $25.1 million: 2002 gain: $1.1 million).

In addition, the Company has entered into fixed for fixed cross currency swaps in order to hedge its foreign exchange risk on its U.S. denominated debt. U.S. GAAP requires that the change in fair value of these swaps that is not attributable to the change in exchange rates be recorded through other comprehensive income. As at December 31, 2004, this fair value was $8.0 million net of tax of $2.8 million.

d) As at December 31, 2003, the Company had certain available-for-sale securities that are recorded at the lower of cost or market for Canadian accounting standards and marked to market through other comprehensive income in the amount of $262,000, net of tax of $141,000 as required by U.S. standards. These securities were sold in 2004.

e) In January 2003, FASB issued FIN 46, Consolidation of Variable Interest Entities. The Company adopted this standard in fiscal 2004. The adoption of this standard did not have a material effect on the Company’s results of operation, financial position or cash flows.

f) During 2003, the Company adopted SFAS 143, Accounting for Asset Retirement Obligations; SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets; SFAS 148, Accounting for Stock-based Compensation, Transition and Disclosure; and EITF 02-16, Accounting by a Customer for Certain Consideration Received from a Vendor. The implementation of these standards did not differ materially from the corresponding Canadian standards except that the Company adopted the Canadian Asset Retirement Obligation standard January 1, 2004.

g) During 2002, FASB issued SFAS 145, Rescission of FASB statements No. 4, 44 and 64, and FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others, which did not have a material impact on the Company’s consolidated results of operations, financial position or cash flows. Also, during 2002, FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. The Company implemented this standard for transactions entered into subsequent to December 31, 2002.

h) As at December 31, 2004, shareholders’ equity under U.S. GAAP was $453,186,000 (2003: $257,072,000).

RUSSEL METALS 2004 ANNUAL REPORT 47

CORPORATE GOVERNANCE

Russel Metals’ Board of Directors places high value on the responsible fulfillment of its duties to the Company and its shareholders. The Company’s corporate governance practices are aligned with the best practices as recommended in the Toronto Stock Exchange’s corporate governance guidelines. The Board continues to monitor and to adapt the Company’s corporate governance practices, as appropriate, to reflect developments in best practices for Canadian public companies including the best practice guidelines released by Canadian securities regulatory authorities in January 2004.

Mandate of the Board The Board’s mandate is to supervise the management of the business and affairs of the Company. Through the Board’s stewardship of the Company, the goal is to enhance long-term value for the shareholders. The Board discharges its responsibility by delegating to management responsibility for day-to-day operations of the business, by monitoring the Company’s performance and by considering and approving the Company’s strategic direction. The Board has implemented a number of practices to promote effective governance, including a written job description for the CEO, an annual written questionnaire to all Directors, and at least two annual Board meetings where management is not present for portions of the meeting.

Composition of the Board The Directors bring to the Company a balance of industry and operational expertise as well as backgrounds in other areas which the Board believes are of benefit. The Board has concluded that all of the Directors of the Company, other than Mr. Siegel, are unrelated within the meaning of the Toronto Stock Exchange Guidelines.

Committees of the Board The Board delegates certain of its functions to four committees of the Board to facilitate more detailed consideration of certain issues. These committees bring recommendations to the Board for consideration and approval as appropriate. Each of the committees is comprised entirely of unrelated directors.

Audit Committee The Audit Committee meets quarterly to review the Company’s financial statements, management’s discussion and analysis and press releases. The Audit Committee monitors the integrity of internal control and management information through discussions with management and regular meetings with the external auditors. In addition, the Committee reviews other public disclosure documents, including the annual information form, the management proxy circular, registrations and prospectuses. The members are P. Brunet, J.F. Dinning, C.R. Fiora and R. Hartog (Chair).

Nominating and Corporate Governance Committee The Nominating and Corporate Governance Committee develops comprehensive written mandates for each of the Board committees, monitors and evaluates the corporate governance system, recommends candidates for election to the Board, and serves as a forum for concerns of Directors which may not be appropriate for discussion in full Board meetings. The members are J.F. Dinning, C.R. Fiora and A.F. Griffiths (Chair).

Management Resources and Compensation Committee The Management Resources and Compensation Committee reviews compensation policies for the Company’s executive officers and is responsible for succession planning for the most senior members of management. The members are A.F. Griffiths, R. Hartog, L. Lachapelle (Chair) and J.W. Robinson.

Environmental Management and Health & Safety Committee The Company has established an Environmental Management and Health & Safety Committee for the purpose of reviewing compliance policies and procedures in accordance with legislative and regulatory requirements with regard to environmental and health and safety issues. The members are P. Brunet, L. Lachapelle and J.W. Robinson (Chair).

Additional information about the Company’s governance practices may be found in the Management Proxy Circular.

48 RUSSEL METALS 2004 ANNUAL REPORT

RUSSEL METALS INC.
BOARD OF DIRECTORS

The members of the Board of Directors are:

(from top left)

James F. Dinning	Carl R. Fiora	P. Brunet	Edward M. Siegel, Jr.
Chairman of the Board,	Corporate Director,	Consultant,	President and Chief
Western Financial Group	steel industry executive	National Bank Financial	Executive Officer,
Russel Metals Inc.

Lise Lachapelle	Anthony F. Griffiths	Robbert Hartog
Corporate Director	Corporate Director,	President,
	Chairman of the Board,	Robhar Investments Ltd.
Russel Metals Inc.

(absent)

John W. Robinson
Corporate Director,
steel industry executive

RUSSEL METALS 2004 ANNUAL REPORT 49

SUMMARIZED QUARTERLY FINANCIAL INFORMATION

2004

					Year
	Three Months Ended				Ended
(unaudited)	Mar. 31	June 30	Sept. 30	Dec. 31	Dec. 31

Revenues ($000)	$512,879	$590,000	$690,703	$625,042	$2,418,624
Earnings from operations ($000)	59,891	90,890	99,247	73,520	323,548
Earnings before taxes ($000)	42,593	82,829	92,777	67,975	286,174
Net earnings
– continuing operations ($000)	25,596	51,362	57,820	45,991	180,769

Basic earnings per common share
– continuing operations	$0.54	$1.05	$1.17	$0.92	$3.70
Basic earnings per common share	$0.53	$1.03	$1.18	$0.87	$3.64

Market price of common shares
High	$9.65	$11.25	$13.00	$15.75	$15.75
Low	$8.01	$8.55	$10.25	$11.61	$8.01
Number of common shares traded	8,078,316	21,082,325	17,151,707	15,858,809	62,171,157

2003

					Year
	Three Months Ended				Ended
(unaudited)	Mar. 31	June 30	Sept. 30	Dec. 31	Dec. 31

Revenues ($000)	$367,021	$339,756	$389,518	$410,688	$1,506,983
Earnings from operations ($000)	10,561	10,601	17,088	22,710	60,960
Earnings before taxes ($000)	5,805	5,677	7,059	14,051	32,592
Net earnings ($000)
– continuing operations ($000)	3,539	3,522	4,198	8,000	19,259

Basic earnings per common share
– continuing operations	$0.08	$0.08	$0.09	$0.18	$0.42
Basic earnings per common share	$0.08	$0.08	$0.07	$0.17	$0.41

Market price of common shares
High	$5.65	$6.00	$6.39	$8.90	$8.90
Low	$4.85	$4.65	$5.20	$6.18	$4.65
Number of common shares traded	1,841,038	3,918,050	6,237,389	5,016,721	17,013,198

DEFINITIONS

Adjusted EBIT – Earnings from continuing operations before deduction of interest, income taxes, restructuring costs, goodwill impairment, foreign exchange gain (loss), debt restructuring costs, loss on sales of business and acquisition costs.

Adjusted EBITDA – Earnings from continuing operations before interest, income taxes, depreciation, amortization, restructuring costs, goodwill impairment, foreign exchange gain (loss), debt restructuring costs, loss on sales of business and acquisition costs.

EBIT – Earnings from continuing operations before deduction of interest and income taxes.

Free cash flow – Cash from operating activities less capital expenditures.

Market capitalization – Outstanding common shares times market price of a common share at December 31.

Return on capital employed – Adjusted EBIT over net assets employed.

Dividend per share – Dividend per share is the December 15th quarterly dividend annualized.

Dividend yield – Dividend yield is the dividend per share divided by the year-end common share price.

50 RUSSEL METALS 2004 ANNUAL REPORT

METALS SERVICE CENTERS DIRECTORY

Operating under the name
Russel Metals, unless
otherwise noted.

CANADA
BRITISH COLUMBIA
Operating under the name
A.J. Forsyth throughout BC.

Delta (Vancouver) – Regional Office
830 Carlisle Road, V3M 5P4
Tel: (604)525-0544

Campbell River
2710 Vigar Road, V9W 6A3
Tel: (250)287-8841

Fort St. John
Mile 49-1/2 Alaska Highway,
V1J 4M6 Tel: (250)785-5641

Kelowna
668 Willow Park Road, V1X 5C4
Tel: (250)765-3123

Kitimat
815 Enterprise Avenue, V8C 2P1
Tel: (250)632-4702

Nanaimo
1950 East Wellington Road,
V9S 5V2
Tel: (250)753-1555

Prince George
1154 Pacific Street, V2N 5S3
Tel: (250)563-1274

990 Industrial Way, V2N 5S1
Tel: (250)563-1274

ALBERTA
Calgary
5724 – 40th Street South East,
T2C 2A1
Tel: (403)279-6600

Edmonton
7016 – 99th Street, T6E 4T2
Tel: (780)439-2051

3751 – 69th Avenue, T6B 3G4
Tel: (780)440-0779

Grande Prairie
11035 – 89th Avenue, T8V 5B9
Tel: (780)539-3193

Red Deer
6724 Golden West Avenue, T4P 1A8
Tel: (403)346-2096

SASKATCHEWAN
Regina
445 – 1st Avenue East, S4N 4Z3
Tel: (306)721-6411

475 – 1st Avenue East, S4N 4Z3
Tel: (306)721-9355

Saskatoon
922 – 51st Street East,
S7K 5C7
Tel: (306)931-3338

MANITOBA
Winnipeg
1359 St. James Street, R3H 0K9
Tel: (204)772-0321

1510 Clarence Avenue, R3T 1T6
Tel: (204)475-8584

ONTARIO
Mississauga (Toronto) –
Regional Office
1900 Minnesota Court,
Ste. 210, L5N 3C9
(Ontario General Line Sales)
Tel: (800)268-0750

Burlington
Milspec Industries
5036 South Service Road, L7L 5Y7
(Specializing in strapping)
Tel: (905)333-0646

Cambridge
15 Cherry Blossom Road,
N3H 4R7
Tel: (519)650-1666

Guelph
24 Nicholas Beaver Road,
N1H 6H9
Tel: (519)653-1588

Hamilton
175 Shaw Street, L8N 3S2
(Specializing in non-ferrous sales)
Tel: (905)522-5930
(Specializing in chain)
Tel: 522(905)-1130

Kingston
191 Dalton Avenue, K7K 6C2
Tel: (613)546-1281

London
685 Hale Street, N5W 1J1
Tel: (519)451-1140

Milton
8725 Holgate Crescent, L9T 2X7
Tel: (905)875-1447

Ottawa
2420 Stevenage Drive, K1G 3W3
Tel: (613)738-2961

Port Robinson
York – Ennis
(Specializing in structurals)
200 South Street North, L0S 1K0
Tel: (905)384-9794

Stoney Creek (Hamilton)
Russel Metals – B&T Steel
1052 South Service Road, L8E 6G3
(Specializing in flat rolled)
Tel: (905)643-3008

Stoney Creek (Hamilton) McCabe Steel
687 Arvin Avenue, L8E 5R2
Tel: (905)643-8284

Thunder Bay 620 Norah Crescent, P7C 5V8
Tel: (807)622-8898

Windsor 3702 Walker Road, N8W 3S8
Tel: (519)250-3788

QUEBEC
Boucherville – Regional Office
Acier Leroux 1331, rue Graham-Bell, J4B 6A1
Tel: (450)641-4360

Amos
Acier Leroux 1675, route de l’aéroport, J9T 3A8
Tel: (819)732-8381

Baie-Comeau
Acier Leroux 55 William Dobel, G4Z 1T8
Tel: (418)296-8626

Chicoutimi
Acier Leroux 2149, rue de la Fonderie, G7H 5B1
Tel: (418)545-8881

Longueuil
Armabec 2300, rue Garneau, J4G 1E8 (Specializing in rebar)
Tel: (450)442-9527

Quebec
Acier Loubier 5225, rue John Molson, G1X 3X4
Tel: (418)656-9911

Rimouski
Acier Leroux 221, rue des Négociants, G5M 1B7
Tel: (418)724-4937

Saguenay
Métaux Russel 2420, rue Bauman, G7S 4S4
Tel: (418)548-3103

St-Augustin-de-Desmaures
Acier Leroux
167, rue Rotterdam, G3A 2K2
Tel: (418)878-5737

Sept-Îles
Acier Leroux 533, boul Laure Est, G4R 4K2
Tel: (418)962-6374

Terrebonne
Acier Leroux
1025, boul des Entreprises,
J6Y 1V2
(Specializing in structurals)
Tel: (450)622-2060

Thetford Mines
Megantic Metal
1400, boul Frontenac Est.,
G6G 5R9
Tel: (418)338-3188

NEW BRUNSWICK
Edmundston 25, rue Richards, E3V 4H4
Tel: (506)739-9561

Sackville 141 Crescent Street, E4L 3V2
Tel: (506)364-1234

Saint John 37 McIlveen Drive, McAllister Industrial Park,
E2L 4B3
Tel: (506)635-0005

NOVA SCOTIA
Halifax – Regional Office 28 Lakeside Park Drive,
B3T 1A3
Tel: (902)876-7861

NEWFOUNDLAND
Mount Pearl
Donovans Industrial Estates
A1N 5B7
Tel: (709)364-3300

UNITED STATES
Russel Metals Williams Bahcall
Appleton, Wisconsin
975 North Meade Street,
54912
Tel: (920)734-9271

Green Bay, Wisconsin
895 Hinkle Street, 54303
Tel: (920)497-1020

Milwaukee, Wisconsin
999 West Armour Avenue,
53221
Tel: (414)481-7100

Baldwin International
Solon, Ohio
30403 Bruce Industrial Parkway,
44139
Tel: (440)248-9500

RUSSEL METALS INC. DIRECTORY

Head Office
1900 Minnesota Court, Ste. 210, Mississauga, Ontario, Canada, L5N 3C9
Tel: (905)819-7777 Fax: (905)819-7409
E-mail: info@russelmetals.com Internet: www.russelmetals.com

Officers
Anthony F. Griffiths
Chairman of the Board
Toronto

Marion E. Britton
Vice President, Chief Accounting
Officer and Assistant Secretary
Mississauga

Edward M. Siegel, Jr.
President and
Chief Executive Officer
Mississauga

Elaine G. Hillis
Assistant Secretary
Mississauga

Brian R. Hedges
Executive Vice President
and Chief Financial Officer
Mississauga

William M. O’Reilly
Secretary
Davies Ward Phillips & Vineberg, LLP
Toronto

Shareholder Information
Stock Symbol: The Toronto Stock Exchange – RUS

Transfer Agent and Registrar
CIBC Mellon Trust Company
P.O. Box. 7010, Adelaide Street Postal Stn., Toronto, Ontario, Canada, M5G 2W9
Answer line: Toronto (416)643-5500
Toll free: 1-800-387-0825
E-mail: inquiries@cibcmellon.ca Internet: www.cibcmellon.ca

Operations

Energy Tubular Products

CANADA
Comco Pipe and Supply Company
Edmonton, Alberta
5910 – 17th Street, T6P 1S5
Tel: (780)440-2000

Calgary, Alberta
9307 – 48th Street South East,
T2C 2R1
Tel: (403)203-0766

Stonewall, Manitoba
116 – 4th Street East, R0C 2Z0
Tel: (204)467-8797

Guelph, Ontario
Kerr Industrial Park, N1H 6H9
Tel: (519)763-1114

Sarnia, Ontario
1018 Gladwish Drive North,
N7T 7H3
Tel: (519)332-6666

Fedmet Tubulars
Calgary, Alberta
700 – 9th Avenue South West,
Ste. 2200, T2P 3V4
Tel: (403)237-0955

Triumph Tubular & Supply
Calgary, Alberta
441 – 5th Avenue South West,
Ste. 875, T2P 2V1
Tel: (403)262-3777

UNITED STATES
Pioneer Pipe
Denver, Colorado
1660 Lincoln Street,
Ste. 2300, 80264
Tel: (303)289-3201

Lindon, Utah (Provo)
1610 West 200 South, 84042
Tel: (801)224-8739

Houston, Texas
2203 Timberloch Place,
Ste. 125-1,
The Woodlands, 77380
Tel: (281)292-2875

Spartan Steel Products
Evergreen, Colorado
2942 Evergreen Parkway,
Ste. 207,80439
Tel: (303)670-9048

Steel Distributors

CANADA
Wirth Steel
Montreal, Quebec
1 Westmount Square,
Ste. 200, H3Z 2P9
Tel: (514)939-5555

Burnaby, British Columbia
4603 Kingsway,
Ste. 308, V5H 4M4
Tel: (604)436-1741

UNITED STATES
Sunbelt Group
Houston, Texas
1990 Post Oak Blvd.,
Ste. 950,77056-3817
Tel: (713)840-0550

Overland Park, Kansas
7300 W. 110th Street,
Ste. 660,66210
Tel: (913)491-6660

Continental Wood Trading
Houston, Texas
1990 Post Oak Blvd.,
Ste. 1550,77056-3817
Tel: (713)629-1701

Arrow Steel Processors
Houston, Texas
8710 Clinton Drive, 77029
Tel: (713)673-0666

Other

Thunder Bay Terminals Ltd.
Thunder Bay, Ontario
Station F, McKellar Island,
P7C 5J7, Canada
Tel: (807)625-7800